UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

UNAUDITED

INTERIM

FINANCIAL

STATEMENTS

June 30, 2018 and 2017 with report

of independent registered public

accounting firm

Petróleo Brasileiro S.A. – Petrobras

KPMG Auditores Independentes

Rua do Passeio, 38, setor 2, 17º andar - Centro/RJ

Edifĺcio Passeio Corporate

20021-290 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

Results of Review of Interim Financial Information

We have reviewed the interim consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of June 30, 2018, the related interim consolidated statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017, the related interim consolidated statements of changes in shareholders’ equity and cash flows for the six-month periods ended June 30, 2018 and 2017 and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2017, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 14, 2018, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2017, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Estimates related to overpayments on the acquisition of property plant and equipment

As discussed in Note 3 to the consolidated interim financial information, on September 30, 2014, the Company wrote off US$2,527 million of overpayments on the acquisition of property plant and equipment incorrectly capitalized according to testimony obtained from Brazilian criminal investigations. The note also describes that no additional information has been identified through this date which could materially impact the estimation methodology adopted for the write off previously recorded.

Basis for Review Results

This consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes

Rio de Janeiro, August 2, 2018.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Financial Position June 30, 2018 and December 31, 2017 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	06.30.2018	12.31.2017
Assets
Current assets
Cash and cash equivalents	6.1	16,997	22,519
Marketable securities	6.2	1,053	1,885
Trade and other receivables, net	7.1	5,027	4,972
Inventories, net	8	9,216	8,489
Recoverable income taxes	19.1	471	479
Other recoverable taxes	19.1	1,865	1,958
Advances to suppliers		50	78
Others		2,334	1,433

		37,013	41,813
Assets classified as held for sale		400	5,318

		37,413	47,131

Non-current assets
Long-term receivables
Trade and other receivables, net	7.1	4,951	5,175
Marketable securities	6	52	64
Judicial deposits	28.2	5,847	5,582
Deferred income taxes	19.5	4,047	3,438
Other tax assets	19.1	2,596	3,075
Advances to suppliers		797	1,032
Others		2,595	3,084

		20,885	21,450
Investments	10	3,187	3,795
Property, plant and equipment	11	157,032	176,650
Intangible assets	12	2,004	2,340

		183,108	204,235

Total assets		220,521	251,366

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Financial Position June 30, 2018 and December 31, 2017 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	06.30.2018	12.31.2017
Liabilities
Current liabilities
Trade payables	14	5,386	5,767
Finance debt	15.2	3,959	7,001
Finance lease obligations	16.1	23	25
Income taxes payable	19.1	427	299
Other taxes payable	19.1	4,091	4,548
Payroll and related charges		1,559	1,309
Pension and medical benefits	20.1	727	844
Provisions for legal proceedings	28.1	3,215	2,256
Others		2,524	2,508

		21,911	24,557
Liabilities related to assets classified as held for sale		43	391

		21,954	24,948

Non-current liabilities
Finance debt	15.2	87,557	102,045
Finance lease obligations	16.1	173	204
Income taxes payable	19.1	565	671
Deferred income taxes	19.5	425	1,196
Pension and medical benefits	20.1	18,549	20,986
Provisions for legal proceedings	28.1	3,469	4,770
Provision for decommissioning costs	18	12,276	14,143
Others		1,003	901

		124,017	144,916

Total liabilities		145,971	169,864

Equity
Share capital (net of share issuance costs)	21.1	107,101	107,101
Capital transactions		1,067	1,067
Profit reserves		57,517	53,056
Accumulated other comprehensive (deficit)	21.2	(92,512)	(81,422)

Attributable to the shareholders of Petrobras		73,173	79,802
Non-controlling interests		1,377	1,700

		74,550	81,502

Total liabilities and equity		220,521	251,366

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Income June 30, 2018 and 2017 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2018	Jan-Jun/2017	2Q-2018	2Q-2017
Sales revenues	22	46,365	42,560	23,407	20,823
Cost of sales		(29,340)	(28,355)	(14,636)	(14,181)

Gross profit		17,025	14,205	8,771	6,642

Income (expenses)
Selling expenses		(2,590)	(1,969)	(1,317)	(1,209)
General and administrative expenses		(1,272)	(1,424)	(612)	(691)
Exploration costs	13	(298)	(281)	(162)	(187)
Research and development expenses		(317)	(278)	(164)	(171)
Other taxes		(248)	(1,046)	(100)	(954)
Other income and expenses	23	(2,186)	(11)	(1,794)	1,228

		(6,911)	(5,009)	(4,149)	(1,984)

Income before finance income, results in equity-accounted investments and income taxes		10,114	9,196	4,622	4,658

Finance income		1,614	623	1,275	326
Finance expenses		(3,287)	(4,025)	(1,483)	(2,135)
Foreign exchange gains (losses) and inflation indexation charges		(1,296)	(1,810)	(526)	(938)

Net finance income (expense)	25	(2,969)	(5,212)	(734)	(2,747)
Results in equity-accounted investments	10	244	386	86	191

Net income before income taxes		7,389	4,370	3,974	2,102
Income taxes	19.6	(2,505)	(2,751)	(1,286)	(2,014)
Net income for the period		4,884	1,619	2,688	88

Net income (loss) attributable to:
Shareholders of Petrobras		4,939	1,513	2,794	96
Non-controlling interests		(55)	106	(106)	(8)
Net income for the period		4,884	1,619	2,688	88

Basic and diluted earnings per weighted-average of common and preferred share—in U.S. dollars	21.3	0.38	0.12	0.22	0.01

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Comprehensive Income June 30, 2018 and 2017 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2018	Jan-Jun/2017	2Q-2018	2Q-2017
Net income for the period	4,884	1,619	2,688	88
Items that will not be reclassified to the statement of income:
Unrealized gains / (losses) on equity instruments measured at fair value through other comprehensive income—Recognized in equity	(5)	—	(4)	—
Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on equity instruments measured at fair value through other comprehensive income—Recognized in equity	—	(14)	—	(1)
Unrealized gains / (losses) on cash flow hedge—highly probable future exports
Recognized in equity	(8,822)	(670)	(8,484)	(2,406)
Reclassified to the statement of income	1,609	1,511	789	737
Deferred income tax	2,453	(286)	2,617	567

	(4,760)	555	(5,078)	(1,102)
Unrealized gains on cash flow hedge—others
Recognized in equity	—	1	—	—

	—	1	—	—
Cumulative translation adjustments (*)
Recognized in equity	(6,255)	(842)	(6,076)	(2,203)
Reclassified to the statement of income	—	37	—	—

	(6,255)	(805)	(6,076)	(2,203)
Share of other comprehensive income in equity-accounted investments
Recognized in equity	(178)	115	(238)	(3)
Reclassified to the statement of income	—	22	—	—

	(178)	137	(238)	(3)
Total other comprehensive income:	(11,198)	(126)	(11,396)	(3,309)

Total comprehensive income	(6,314)	1,493	(8,708)	(3,221)

Comprehensive income attributable to:
Shareholders of Petrobras	(6,129)	1,397	(8,469)	(3,196)
Non-controlling interests	(185)	96	(239)	(25)

Total comprehensive income	(6,314)	1,493	(8,708)	(3,221)

(*)	Includes a US$ 213 loss (a US$ 68 loss in the first half of 2017) of cumulative translation adjustments in associates and joint ventures.

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Cash Flows June 30, 2018 and 2017 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2018	Jan-Jun/2017
Cash flows from Operating activities
Net income for the period	4,884	1,619
Adjustments for:
Pension and medical benefits (actuarial expense)	1,137	1,368
Results in equity-accounted investments	(244)	(386)
Depreciation, depletion and amortization	6,450	6,650
Impairment of assets (reversal)	(31)	64
Allowance (reversals) for expected credit loss on trade and others receivables	425	453
Exploratory expenditures write-offs	65	101
Gains and losses on disposals/write-offs of assets	(689)	(1,766)
Foreign exchange, indexation and finance charges	4,380	5,077
Deferred income taxes, net	342	1,689
Revision and unwinding of discount on the provision for decommissioning costs	349	379
Reclassification of cumulative translation adjustment and other comprehensive income	—	59
Inventory write-down to net realizable value	17	78
Gain on remeasurement of investment retained with loss of control	—	(217)
Decrease (Increase) in assets
Trade and other receivables, net	(1,340)	130
Inventories	(1,845)	265
Judicial deposits	(1,155)	(507)
Other assets	22	(330)
Increase (Decrease) in liabilities
Trade payables	248	(764)
Other taxes payable	1,804	1,216
Pension and medical benefits	(542)	(428)
Other liabilities	747	(1,062)
Income taxes paid	(1,076)	(196)

Net cash provided by operating activities	13,948	13,492

Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(5,860)	(6,499)
Investments in investees	(28)	(16)
Proceeds from disposal of assets—Divestment	4,914	2,952
Divestment (Investment) in marketable securities	692	(192)
Dividends received	486	180

Net cash provided by (used in) investing activities	204	(3,575)

Cash flows from Financing activities
Investments by non-controlling interest	(3)	(45)
Proceeds from financing	8,149	13,765
Repayment of principal	(23,965)	(17,409)
Repayment of interest	(3,107)	(3,808)
Dividends paid to Shareholders of Petrobras	(165)	—
Dividends paid to non-controlling interests	(85)	(127)

Net cash used in financing activities	(19,176)	(7,624)

Effect of exchange rate changes on cash and cash equivalents	(498)	71
Net increase (decrease) in cash and cash equivalents	(5,522)	2,364

Cash and cash equivalents at the beginning of the period	22,519	21,205

Cash and cash equivalents at the end of the period	16,997	23,569

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Changes in Shareholders’ Equity June 30, 2018 and 2017 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital Transactions	Cumulative translation adjustment	Cash flow hedge—highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
	107,380	(279)	628	(60,248)	(11,297)	(11,600)	(948)	7,919	2,182	720	42,322	—	76,779	771	77,550
Balance at January 1, 2017		107,101	628				(84,093)				53,143	—	76,779	771	77,550

Realization of deemed cost	—	—	—	—	—	—	(2)	—	—	—	—	2	—	—	—
Capital transactions	—	—	4	—	—	—	—	—	—	—	—	—	4	(45)	(41)
Net income	—	—	—	—	—	—	—	—	—	—	—	1,513	1,513	106	1,619
Other comprehensive income	—	—	—	(795)	555	—	124	—	—	—	—	—	(116)	(10)	(126)
Appropriations:
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	(64)	(64)

	107,380	(279)	632	(61,043)	(10,742)	(11,600)	(826)	7,919	2,182	720	42,322	1,515	78,180	758	78,938

Balance at June 30, 2017		107,101	632				(84,211)				53,143	1,515	78,180	758	78,938

	107,380	(279)	1,067	(61,043)	(9,573)	(10,015)	(791)	7,919	2,182	720	42,235	—	79,802	1,700	81,502

Balance at December 31, 2017		107,101	1,067				(81,422)				53,056	—	79,802	1,700	81,502

Initial application of IFRS 9	—	—	—	—	—	—	(20)	—	—	—	—	(299)	(319)	(15)	(334)
Balance at January 1, 2018	107,380	(279)	1,067	(61,043)	(9,573)	(10,015)	(811)	7,919	2,182	720	42,235	(299)	79,483	1,685	81,168

Realization of deemed cost	—	—	—	—	—	—	(2)	—	—	—	—	2	—	—	—
Capital transactions	—	—	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)
Net income	—	—	—	—	—	—	—	—	—	—	—	4,939	4,939	(55)	4,884
Other comprehensive income	—	—	—	(6,125)	(4,760)	—	(183)	—	—	—	—	—	(11,068)	(130)	(11,198)
Appropriations:
Dividends	—	—	—	—	—	—	—	—	—	—	—	(181)	(181)	(120)	(301)

	107,380	(279)	1,067	(67,168)	(14,333)	(10,015)	(996)	7,919	2,182	720	42,235	4,461	73,173	1,377	74,550

Balance at June 30, 2018		107,101	1,067				(92,512)				53,056	4,461	73,173	1,377	74,550

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976), Law 13,303 of June 30, 2016 and its Bylaws.

Following the adherence to the market tier called Level 2 at the Brazilian stock exchange (B3), a market tier that requires a high level of corporate governance standards, the Company, its managers and fiscal council members also became subject to provisions set out in the Level 2 Regulation (Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3).

The provisions of the Level 2 Regulation shall prevail over statutory provisions, in the event of damage to the rights of investors of public offers provided for in the Company’s Bylaws, except in cases of: (i) prior notice to shareholders made by the Minority Shareholders’ Committee and eventual dissenting opinion of the controlling shareholder as to the prevalence of said Level 2 Regulation (article 30, paragraphs 4 and 5 and article 40, paragraphs 3 and 4 of the Company’s Bylaws); (ii) disputes or controversies that refer to Petrobras’ activities based on art. 1 of Law 9,478/97, observing the provisions of the Bylaws, regarding the public interest that justified the Company’s creation; and (iii) disputes or controversies involving inalienable rights, as provided for in the sole paragraph of article 58 of the Bylaws.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

The economic activities linked to its business purpose shall be undertaken by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Laws no. 9,478/97 and 10,438/02 (oil & gas and electricity sector regulations, respectively).

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly owned subsidiaries, controlled companies, alone or through joint venture with third parties, in Brazil or abroad.

Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet the objectives of the national energy policy outlined in the Annual Letter of Public Policies and Corporate Governance approved by the Board of Directors.

The Brazilian Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I–	established by law or regulation, as well as under provisions of agreements with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II–	the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

Moreover, as set out in the Company’s Bylaws, the terms of which were amended to conform to provisions under law 13,303/2016, Decree 8,945/2016 and the B3 market tier named New Market (Novo Mercado—the main governance market tier of B3), in the event the Brazilian Federal Government guides the Company to meet the public interest under conditions different from market conditions, the Company’s Finance Committee and Minority Shareholders Committee, exercising their advisory role to the Board of Directors, shall assess and measure the difference between such market conditions and the operating result or economic return of the transaction, based on technical and economic criteria for investment valuation and specific operating costs and results under the Company’s operations, In this case, for every financial year, the Federal Government shall compensate the Company.

2.	Basis of preparation

2.1.	Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence, it should be read together with the Company’s audited annual financial statements for the year ended December 31, 2017, which include the full set of notes.

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 2, 2018.

2.2.	Functional and presentation currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real. The functional currency of most of the Petrobras entities that operate outside Brazil is the U.S. dollar.

Petrobras has selected the U.S. Dollar as its presentation currency to facilitate a more direct comparison to other oil and gas companies. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar). All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Jun 2018	Mar 2018	Dec 2017	Sep 2017	Jun 2017	Mar 2017
Quarterly average exchange rate	3.61	3.24	3.25	3.16	3.22	3.15
Period-end exchange rate	3.86	3.32	3.31	3.17	3.31	3.17

3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off US$2,527 of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For additional information about this write off and its approach to estimate amounts overpaid by the Company, see note 3 to the audited consolidated financial statements ended December 31, 2017.

In the preparation of these unaudited interim financial statements ended June 30, 2018, the Company has not identified any additional information that would affect the adopted calculation methodology to write off the amounts overpaid. The Company has monitored the progress of investigations by Brazilian authorities under the Lava Jato Operation, as well as an internal investigation carried out by independent law firms. The Company will continue to monitor these investigations for additional information and will review their potential impact on the adjustment made.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and by the Brazilian Supreme Court. As a result, we have entered into 49 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into four criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

In addition, the Company has been taking the necessary procedural steps to seek compensation for damages suffered from the improper payments scheme, including those related to its reputation.

Accordingly, the Company joined 15 public civil suits addressing acts of administrative misconduct filed by the Brazilian Public Prosecutor’s Office and the Federal Government, including demands for compensation for reputation damages.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements or plea agreements for return of funds, the Company may be entitled to receive a portion of such funds. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any future recoverable amount will be recognized as income when received or when its economic benefits become virtually certain.

The total funds collected through June 30, 2018 under the Lava Jato investigation amounted to US$ 456 (US$ 455 through December 31, 2017).

3.1.	Investigations involving the Company

Petrobras is not a target of the Lava Jato investigation and is formally recognized as a victim of the improper payments scheme by the Brazilian Authorities.

On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company with respect to, among other things, the Lava Jato investigation and any allegations regarding a violation of the U.S. Foreign Corrupt Practices Act. The U.S. Department of Justice (DoJ) is conducting a similar inquiry, and the Company is cooperating with both investigations and intends to continue to do so, working with the independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation. The investigations carried out by the SEC and DoJ may require the Company to pay penalties or provide other financial relief, or consent to injunctions or orders on future conduct or suffer other penalties.

The inquiries carried out by these authorities remain ongoing, and to date it is not possible to estimate their duration, scope or results. Accordingly, the Company is unable to make a reliable estimate about amounts and probability of penalties that may be required or if other financial relief may be provided in connection with any SEC or DoJ investigation.

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the stock market. The Company has provided all relevant information required by the authorities.

4.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2017, except for the changes arising from the adoption of IFRS 9—Financial Instruments, IFRS 15—Revenue from Contracts with Customers and IFRIC 22 Foreign Currency Transactions and Advance Consideration. The provisions under these standards and interpretation became effective on January 1, 2018.

4.1.	IFRS 9—Financial Instruments

IFRS 9 establishes, among others, new requirements for classification and measurement of financial assets, measurement and recognition of impairment of financial assets, changes in the terms of financial assets and liabilities, hedge accounting and disclosure.

As permitted by IFRS 9, the company did not restate prior periods with respect to classification and measurement (including impairment and modification of financial assets and liabilities) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized at January 1, 2018 in retained earnings within equity. Information on the consolidated impacts is presented below:

Item of Consolidated Statement of Financial Position	Balance at 12.31.2017	Adjustment by initial application of IFRS 9	Note	Balance at 01.01.2018
Current assets
Trade and other receivables, net	4,972	(103)	4.1.3	4,869
Non-current assets
Trade and other receivables, net	5,175	(19)	4.1.3	5,156
Deferred income taxes	3,438	146		3,584
Others	3,084	(2)	4.1.3	3,082
Current liabilities
Finance debt	7,001	1	4.1.2	7,002
Non-current liabilities
Finance debt	102,045	355	4.1.2	102,400
Equity
Accumulated other comprehensive (deficit)	(81,422)	(20)	4.1.1	(81,442)
Retained earnings	—	(299)		(299)
Non-controlling interests	1,700	(15)		1,685

The new hedge accounting requirements were applied prospectively. The cash flow hedge relationships of highly probable future exports for the purposes of IAS 39 were considered as hedges for IFRS 9 purposes, since they also qualify for hedge accounting in accordance with the new standard.

The main accounting policies following the adoption of IFRS 9 at January 1, 2018 are shown below:

4.1.1.	Classification and measurement of financial assets

Financial assets are generally classified and subsequently measured based on the business model in which assets are managed and their contractual cash flow characteristics, as follows:

•

Amortised cost: when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and the business model’s objective is to hold financial assets in order to collect contractual cash flows;

•

Fair value through other comprehensive income: i) when the contractual terms of a debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding and the business model’s objective to collect contractual cash flows and sell financial assets; and ii) equity instruments not held for trading purposes for which the Company has made an irrevocable election in their initial recognition to present changes in fair value in other comprehensive income rather than within profit or loss, and

•	Fair value through profit or loss: if the financial asset does not meet the criteria for the two aforementioned categories.

The table below presents comparative information of marketable securities between the former classification and measurement in accordance with IAS 39 and the current requirements following the effectiveness of IFRS 9:

Classification according to IAS 39	Carrying amount according to IAS 39 at December 31, 2017				Carrying amount according to IFRS 9 at January 1, 2018
	In Brazil	Abroad	Total	Classification according to IFRS 9	In Brazil	Abroad	Total
Trading securities	1,067	—	1,067	Fair value through profit or loss	1,276	—	1,276
Available-for-sale securities	153	609	762	Fair value through other comprehensive income	13	609	622
Held-to-maturity securities	120	—	120	Amortised cost	51	—	51

	1,340	609	1,949		1,340	609	1,949

4.1.2.	Modification of contractual cash flows

When the contractual cash flows of a financial liability measured at amortized cost are renegotiated or modified and this change is not substantial, its gross carrying amount should reflect the discounted present value of its cash flows under the new terms using the original effective interest rate. The difference between the book value immediately prior to such modification and the new gross carrying amount is recognized as gain or loss in profit or loss.

4.1.3.	Impairment of financial assets

An allowance for expected credit losses is recognized on a financial asset that is measured at amortized cost, including lease receivables, and on financial assets measured at fair value through other comprehensive income.

The Company measures expected credit losses for short-term trade receivables using a provision matrix based on unadjusted historical observed default rates when such information represents the best estimate, or such information adjusted by current and forward-looking information available without undue cost or effort.

The Company measures the allowance for expected credit losses of other financial assets based on their 12-month expected credit losses. However, whenever their credit risks have increased significantly since their initial recognition, the allowance for expected credit losses is based on their lifetime expected credit losses.

Significant increase in credit risk since initial recognition

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date by using certain indicators, such as the actual or expected significant change in the financial instrument’s external credit rating and information on payment delays.

Regardless of the assessment of significant increase in credit risk, a delinquency period of 30 days past due triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and sustainable information.

The Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is considered to have low credit risk at the reporting date. The financial instrument has a low credit risk in case of low risk of default, the counterparty has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Company determines if a financial instrument has low credit risk based on external credit ratings or internal methodologies.

Definition of default

The Company assumes that a default occurs whenever financial assets are at least 90 days past due and or the counterparty does not comply with the legal obligation to pay its debts when due.

Measurement of expected credit losses

The measurement of credit loss comprises the difference between all contractual cash flows that are due to the Company and all the cash flows that the Company expects to receive, discounted at the original effective interest rate weighted by the probability of default.

The probability of default, losses (the magnitude of the loss if a default occurs) and exposure to default are factored into the measurement of the expected credit loss.

The evaluation of default probability takes into account data of the main credit rating agencies, as well as internal valuation methodologies. The loss due to a default also takes into account the probability of expected cash flows from collateral (collateral assets) and other credit enhancements that are part of the contractual terms, less the costs of obtaining and selling that collateral. Exposure to default comprises the gross carrying amount of the financial asset at the reporting date.

Disclosure

The Company recognizes in profit or loss the impairment on financial assets measured at amortized cost.

4.1.4.	Hedge Accounting

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements. The hedge relationship meets all of the hedge effectiveness requirements when:

•	An economic relationship exists between the hedged item and the hedging instrument;

•	The effect of credit risk does not dominate the value changes that result from the economic relationship; and

•

The hedge ratio is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company uses to hedge that quantity of hedged item.

The Company applies cash flow hedge accounting for certain transactions. Hedging relationships qualify for cash flow hedges when they involve the hedging of exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that may impact the statement of income.

Gains or losses relating to the effective portion of such hedges are recognized in other comprehensive income within equity and recycled to the statement of income in finance income (expense) in the periods when the hedged item affects the statement of income. The gains or losses relating to the ineffective portion are immediately recognized in finance income (expense).

When the hedging instrument expires or settled in advance or no longer meets the criteria for hedge accounting, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective is recorded separately in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner such that the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designate for a new hedge relationship.

4.2.	IFRS 15—Revenue from Contracts with Customers

The company has determined when and by what amounts revenue from contracts with customer should be recognized according to the following five step approach: 1) identify the contract with a customer; 2) identify the separate performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the separate performance obligations in the contract, 5) recognize revenue when the entity satisfies a performance obligation. A performance obligation is satisfied when the customer obtains control of that good or service.

For the purposes of the transition requirements, the Company applied this standard retrospectively with the cumulative effect of its application recognized at its effective date within retained earnings. However, the changes arising from the adoption of IFRS 15 only affected the way certain revenues from contracts with customers are disclosed within the statement of income and did not affect net income. Accordingly, there were no impacts within retained earnings (equity).

The following table presents the impacts of adoption of this standard for the first half of 2018:

		Initial application of IRFS 15
	Jan-Jun 2018	Agent	Breakage	Others	Amount without effects of initial application of IRFS 15—06.30.2018
Sales revenues	46,365	1,201	(132)	(24)	47,410
Cost of sales	(29,340)	(1,201)	13	—	(30,528)

Gross profit	17,025	—	(119)	(24)	16,882

Income and expenses	(6,911)	—	119	24	(6,768)

Income before finance income, results in equity-accounted investments and income taxes	10,114	—	—	—	10,114

The Company acting as an agent

In accordance with accounting policies at December 31, 2017, the Company was regarded as the principal in certain transactions. Therefore, the revenues from these sales, cost of the product sold and sales expenses were presented separately in the statement of income. However, under the new standard’s requirements, the Company acts as an agent because it does not obtain control of goods or services provided by another party before it is transferred to the customer. From January 1, 2018, revenues from these sales have been presented in the statement of income net of their cost of sales and sales expenses.

Non-exercised right Income (breakage)

In accordance with accounting policies at December 31, 2017, the Company regarded the income from rights not exercised by customers in certain take or pay and ship or pay contracts as penalties revenue and presented it as other income and expenses in the statement of income. However, according to the new standard’s requirements, the Company has accounted for and presented its income from rights not exercised by customers as sales revenues in the statement of income, as from January 1, 2018.

4.3.	IFRIC 22 Foreign Currency Transactions and Advance Consideration

Based on the transition provisions of IFRIC 22, the Company has applied the new requirements prospectively from January 1, 2018. IFRIC 22 clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

5.	Accounting estimates

The preparation of interim financial statements requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates and assumptions include oil and gas reserves and their impacts to other parts of the financial statements, the main assumptions and cash-generating units identified for impairment testing of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

Except for the impairment of trade receivables estimate, which has been based on the expected credit losses model since the effectiveness of IFRS 9 at January 1, 2018 (see note 4.1.3), information on those accounting estimates is presented in note 5 to the Company’s annual financial statements for the year ended December 31, 2017.

The Company uses judgment for inputs and assumptions, such as risk of default, the determination of whether or not there has been a significant increase in credit risk and expectation of recovery, that are factored into the estimate of expected credit losses.

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	06.30.2018	12.31.2017
Cash at bank and in hand	453	1,570
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	2,283	1,176
Other investment funds	3	17

	2,286	1,193
- Abroad
Time deposits	5,276	6,237
Automatic investing accounts and interest checking accounts	8,121	11,287
Other financial investments	861	2,232

	14,258	19,756
Total short-term financial investments	16,544	20,949

Total cash and cash equivalents	16,997	22,519

The principal uses of funds in the first half of 2018 were for debt service obligations (US$ 27,072), including pre-payment of debts, and acquisition of PP&E and intangibles assets (US$ 5,860). The uses of funds were principally provided by operating activities (US$ 13,948), proceeds from financing (US$ 8,149) and disposal of assets (US$ 4,914).

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds and related repo investments that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

Expected credit losses on cash and cash equivalents were not material at June 30, 2018.

Marketable securities

		06.30.2018			01.01.2018
	In Brazil	Total	In Brazil	Abroad	Total
Fair value through profit or loss	1,053	1,053	1,276	—	1,276
Fair value through other comprehensive income	7	7	13	609	622
Amortised cost	45	45	51	—	51

Total	1,105	1,105	1,340	609	1,949

Current	1,053	1,053	1,276	609	1,885
Non-current	52	52	64	—	64

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

At June 30, 2018, expected credit losses on marketable securities measured at amortised cost or fair value through other comprehensive income were immaterial. In addition, the amounts of marketable securities at December 31, 2017 classified by categories in accordance with the former accounting practice (IAS 39) are presented in note 4.1.

7.	Trade and other receivables

7.1.	Trade and other receivables, net

	06.30.2018	12.31.2017
Receivables from contracts with customers
Third parties	6,887	6,995
Related parties	—
Investees (note 17.1)	467	530
Receivables from the electricity sector (note 7.4) (*)	4,190	5,247

Subtotal	11,544	12,772

Other trade receivables
Third parties
Receivables from divestments (**)	1,273	872
Finance lease receivables	534	550
Other receivables	1,036	1,647
Related parties
Diesel subsidy (note 17.1)	153	—
Petroleum and alcohol accounts -receivables from Brazilian Government	215	251

Subtotal	3,211	3,320

Total trade receivables	14,755	16,092

Expected credit losses (ECL)—Third parties	(3,525)	(3,686)
Expected credit losses (ECL)—Related parties	(1,252)	(2,259)

Total trade receivables, net	9,978	10,147

Current	5,027	4,972
Non-current	4,951	5,175

(*)	Includes the amount of US$ 200 at June 30, 2018 (US$ 239 at December 31, 2017) regarding finance lease receivable from Amazonas Distribuidora de Energia.
(**)	It comprises receivable from the divestment of the NTS and contingent payments from the sale of interest in Roncador field.

Trade and other receivables were previously classified as loans and receivables in accordance with former IAS 39. As set out in note 4.1.3, following the adoption of IFRS 9, such assets are currently classified as measured at amortised cost, except for certain receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit and loss and amounts to US$ 39 as of June 30, 2018.

7.2.	Aging of trade and other receivables – third parties

	06.30.2018		12.31.2017
	Trade receivables	ECL	Trade receivables	ECL
Current	6,114	(365)	5,760	(274)
Overdue:
1-90 days	178	(12)	596	(73)
91-180 days	34	(15)	52	(36)
181-365 days	88	(64)	83	(47)
More than 365 days	3,317	(3,069)	3,573	(3,256)

Total	9,731	(3,525)	10,064	(3,686)

7.3.	Changes in allowance for expected credit losses

	Jan-Jun/2018	Jan-Dec/2017
Opening balance	5,945	5,426
Initial application of IFRS 9	122	—
Additions	444	708
Write-offs	(1,112)	(110)
Transfer of assets held for sale	6	—
Cumulative translation adjustment	(628)	(79)

Closing balance	4,777	5,945

Current	1,879	2,068
Non-current	2,898	3,877

For the first half of 2017, the Company had impairment of trade receivables in the amount of US$ 454.

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

Receivables from electricity sector	Receivables outside the scope of DAAs	DAA 2014	DAA 2018	Finance lease	Others	Total
Receivables	2,381	3,107	—	233	4	5,725
ECL	(2,187)	(332)	—	—	(4)	(2,523)

Balance at December 31, 2017	194	2,775	—	233	—	3,202

Sales	653	—	—	—	—	653
Amounts received	(411)	(141)	(53)	(22)	(3)	(630)
Interest	25	70	3	24	—	122
Derecognition of receivables	(1,094)	—	—	(1)	—	(1,095)
Agreement on 04/30/2018	—	127	453	—	—	580
Fair value adjustment	—	—	84	—	—	84
(Additions)/reversals of ECL	(293)	(103)	—	—	3	(393)
Derecognition of receivables—ECL	1,094	—	—	—	—	1,094
CTA	(26)	(394)	(31)	(34)	—	(485)

Balance at June 30, 2018	142	2,334	456	200	—	3,132

Receivables	1,257	2,715	456	200	1	4,629
ECL	(1,115)	(381)	—	—	(1)	(1,497)

Balance at June 30, 2018	142	2,334	456	200	—	3,132

	Receivables	ECL	Total
Related parties—Eletrobras Group
Amazonas Energia—AME	3,733	(1,031)	2,702
Centrais Elétricas de Rondônia—CERON	336	(137)	199
Others	121	(26)	95

Total	4,190	(1,194)	2,996

Third parties
Cia de Gás do Amazonas—CIGÁS	155	(28)	127
Cia de Eletricidade do Amapá—CEA	214	(214)	—
Others	70	(61)	9

Total	439	(303)	136

Balance at June 30, 2018	4,629	(1,497)	3,132

Balance at December 31, 2017	5,725	(2,523)	3,202

The Company supplies fuel oil, natural gas, and other products to power distributors controlled by Eletrobras and to independent power producers (Produtores Independentes de Energia – PIE) that operate in the isolated electricity system in the northern region of Brazil. This isolated system comprises electricity generation and distribution systems not connected to the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional).

The costs of the isolated electricity system is substantially covered by the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), a fund regulated and oversaw by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica—ANEEL), that receives funds from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético - CDE). The CDE is a fund created by the Brazilian Federal Government to promote power development in Brazil and its transfers of funds to CCC are based on fees paid by all of concessionaires of electricity distribution and transmission in Brazil. However, regulatory and administrative issues have impacted funds flows from CCC to the companies operating in the isolated system since 2013, which also affected the payments of distributors controlled by Eletrobras for products supplied by the Company.

As a result, on December 31, 2014, the Company (Petrobras parent company and its subsidiary BR Distribuidora) entered into debt acknowledgement agreements (DAAs 2014) concerning the balance of its receivables as of November 30, 2014 with distributors controlled by Eletrobras, to be settled in 120 monthly installments updated by the Selic interest rate (Brazilian short-term interest rate). The balance of DAAs 2014 was 89% collateralized by payables from the CDE to the CCC and, despite some periodic delays, these payments have continued. At December 31, 2017, the amounts of DAAs 2014 totaled US$ 3,107.

The Company continued to sell its products to the isolated electricity system but took several measures to safeguard its interests arising from sales after the signing of the DAAs 2014, including judicial collection of all overdue receivables, as well as suspension of fuel supply on credit. Thus, the allowance for credit losses on receivables from electricity sector amounted US$ 2,522 at December 31, 2017, primarily reflected the historical defaults of companies operating in the isolated electricity system in the northern region of Brazil relating to receivables not under DAAs 2014.

Following the inclusion of the power distributors controlled by Eletrobras within the Investments Partnership Program, a Brazilian Federal program that foresees new infrastructure investments and privatizations, along with the process of privatization of the distributors controlled by Eletrobras, the Company intensified negotiations with the Eletrobras group aiming at reaching an agreement that would resolve disputes and mitigate future defaults.

Accordingly, both parties reached an agreement on April 30, 2018 under which the structure of collateralization under the DAAs 2014 was recomposed and new debt acknowledgement agreements comprising a portion of receivables under judicial disputes were signed (DAAs 2018). In addition, parties also entered into debt assumption agreements in which Eletrobras will assume a significant portion of overdue receivables in case of power distributors privatization.

Following improvements in Eletrobras credit risk, the new collateralization structure under DAAs 2014 provides for replacement of original collateral by guaranties provided by Eletrobras (54%), collateral based on credits from Brazilian Treasury (34%) and new payables from the CDE (12%).

However, the replacement with credits from Brazilian Treasury, expected to be in place by the end of June 2018, has not occurred as the Provisional Measure 814/2017 lost its effectiveness since June 1, 2018. In addition, the Bill 10,332/18 that outlines the previous condition for such collateralization was approved by the Brazilian House of Representatives on July 11, 2018 but is awaiting Brazilian Senate approval and will only be effective after signed into law. Regarding the collateralization based on new payables from the CDE, Eletrobras and relevant authorities are still discussing alternatives to document such pledge.

Due to extended period necessary for changes in collateralization structure of DAAs 2014 with respect to credits from Brazilian Treasury and payables from the CDE, the Company recognized US$ 103 as allowance for expected credit losses over such receivables due the lower effectiveness of their collateral. Amendments to the April 30, 2018 agreement are under discussion in order to reflect the new conditions and to provide legal security to both parties. At June 30, 2018, the outstanding amount of the DAAs 2014 was US$ 2,334, net of expected credit losses.

The DAAs 2018 comprise receivables from sales of fuel oil and natural gas, which had been past due since December 2014 and under judicial collection, in the gross nominal value of US$ 1,752. These agreements outline the settlement of this amount in 36 monthly instalments bearing interest at 124.75% of the Brazilian interbank deposit rate (CDI). Of this amount, US$ 1,293 relates to BR Distribuidora which is guaranteed by Eletrobras but only until the effective privatization of the power distributors and is nullified if privatization does not occur. The remaining US$ 459 relates to Petrobras parent company and Eletrobras also guarantees these receivables until the privatization, however, in this case, an unsuccessful privatization process will not lead to the cancellation of the guarantee. Considering the conditions attached to these guarantees, the Company recognized an asset of US$ 453 in the second quarter of 2018. At June 30, 2018, the outstanding amount of DAAs 2018 was US$ 456.

Based on the agreement reached on April 30, the Company recognized US$ 580 as finance income in the second quarter of 2018 primarily reflecting receivables under the DAAs 2018 recognized at their fair value due to the material changes in their contractual terms.

For the six-month period ended June 30, 2018, the Company accounted for allowance for expected credit losses amounting to US$ 393 (US$ 23 in the first half of 2017), primarily regarding receivables from sale of gas outside the scope of DAAs and due to the current lower collateralization of DAAs 2014.

8.	Inventories

	06.30.2018	12.31.2017
Crude oil	4,407	3,647
Oil products	2,686	2,814
Intermediate products	710	613
Natural gas and LNG (*)	128	67
Biofuels	155	173
Fertilizers	39	25

Total products	8,125	7,339
Materials, supplies and others	1,091	1,150

Total	9,216	8,489

(*)	Liquefied Natural Gas

At June 30, 2018, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, in the amount of US$ 4,336 (US$ 4,067 as of December 31, 2017), as set out in note 20.1.

9.	Disposal of Assets and other changes in organizational structure

The Company has an active partnership and divestment program, which takes into account opportunities for divestments in several areas in which it operates. The divestment portfolio is dynamic, meaning that market conditions, legal matters and negotiations may affect the Company’s evaluation of ongoing and potential transactions. This program is an essential initiative in the Company’s 2018-2022 Business and Management Plan (2018-2022 BMP) and its decision-making methodology was reviewed and approved by the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU). Along with other initiatives, the partnership and divestment program will enable the Company to reduce and improve its indebtedness and debt profile, respectively. For the 2017-2018 period, the target of proceeds from divestments is US$ 21 billion.

On July 3, 2018, the Brazilian Supreme Court issued a preliminary injunction in the context of a direct action of unconstitutionality (ADI 5624 MC/DF) that challenges certain provisions under the State-Owned Companies Law (Law 13.303/2016). According to this injunction, competitive processes related to partnerships in refining business that would result in transfer of control are suspended, including the following divestments projects:

•	Araucária Nitrogenados S.A.;

•	Transportadora Associada de Gás (TAG). This process has been suspended since the beginning of June, following a judicial decision of the Federal Regional Court; and

•	Partnerships in the following refineries: Landulpho Alves (RLAM), Abreu e Lima (RNEST), Alberto Pasqualini (REFAP) and Presidente Getúlio Vargas (REPAR).

9.1.	Disposal of assets

Second installment of the exploratory block BM-S-8 sale

On July 28, 2016 the Board of Directors of Petrobras approved the disposal of the Company’s 66% interest in the exploratory block BM – S-8 to Statoil Brasil Óleo e Gás Ltda, which includes the Carcará area located in the pre-salt of Santos Basin, for the amount of US$ 2.5 billion.

The first installment of US $ 1.25 billion, corresponding to 50% of the transaction value, was received on November 22, 2016, and the remaining amount relates to two contingent payments.

The production sharing agreement with respect to the Norte de Carcará area, entered into by the Brazilian Federal Government, Statoil, Petrogal and Exxon, was made official on February 2, 2018 through the Brazilian Federal Register (official gazette). This fact completed the conditions precedent for the second payment of the exploratory block BMS-8. Accordingly, the Company received US$ 300 on March 21, 2018 and accounted it for within other income and expenses.

The third installment of this sale, in the amount of US$ 950, is still pending of certain future events related to the signing of a unitization agreement.

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A, a group entity from the RT&M business segment (Refining, Transportation and Marketing), to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A. In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings in the amount of US$ 828.

According to an official statement released by the General Superintendence of CADE (SG) on June 30, 2017, additional diligence was required in order to make a decision regarding on market concentration aspects of this sale. On August 28, 2017, the SG reported some concerns about market concentration that may result from this transaction and submitted its opinion to the CADE court.

Based on pending conditions precedent to the transaction at December 31, 2017, including CADE approval, the related assets and liabilities remained classified as held for sale at that date.

On February 28, 2018, the CADE court ruled on this matter and dismissed this sale. The sales and purchase agreement was subject to a termination clause providing for compensation to the Company in case of such decision. Accordingly, the Company received US$ 88 on March 13, 2018 and the related assets and liabilities are no longer classified as held for sale.

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of the interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe), both from the RT&M business segment, to Grupo Petrotemex S.A. de C.V. and to Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of US$ 385, to be disbursed at the transaction closing and subject to adjustments relating to working capital, net debt and recoverable taxes.

This transaction was approved at Petrobras’ Shareholders’ Meeting on March 27, 2017.

On February 7, 2018, the CADE approved this transaction provided the execution of an Agreement on Concentration of Control (Acordo de Controle de Concentração – ACC).

On April 30, 2018, this transaction was completed with the payment of US$ 435 after adjustments and the fulfillment of all conditions precedent established in the purchase and sale agreement.

Following price adjustments in the transaction closing, reversals of impairment in the amount of US$ 77 were accounted for within other income and expenses.

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain E&P assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and

•

Transfer of the Company’s 50% interests in Termobahia S.A, including the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of US$ 47.

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 in cash for assets and services, subject to price adjustments, as well as contingent payments in the amount of US$ 150, associated with the production volume in Lapa field. In addition, a long-term line of credit in the amount of US$ 400 will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

The aforementioned agreements supplement the ones already executed on December 21, 2016, such as: (i) the Company’s preemptive right to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) the joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) the Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

On January 15, 2018, Petrobras and Total closed the aforementioned transfers of interests of Iara and Lapa fields, after performing all conditions precedent to this transaction.

This transaction totaled US$ 1.95 billion, including price adjustments, but not including the long-term line of credit and the contingent payments. Accordingly, the Company recognized US$ 689 as other income and expenses in the first quarter of 2018.

The negotiations relating to the power plants deal is ongoing and the assets and liabilities thereof remained classified as held for sale at June 30, 2018.

Sale of Azulão field

On November 22, 2017, the Company entered into an agreement with Parnaíba Gás Natural S.A., a subsidiary of Eneva S.A, concerning the assignment of its entire participation in the Azulão Field (Concession BA-3), located in the state of Amazonas, in the amount of US$ 55.

This transaction was concluded on April 30, 2018 upon fulfillment of the conditions precedent, adjustments set forth in the agreement and payment of US$ 57 to the Company, resulting in a US$ 45 gain accounted for as other income and expenses.

Strategic alliance with Equinor (formerly Statoil)

On December 18, 2017, the Company entered into agreements with the Norwegian company Equinor relating to the assets of the strategic partnership, in continuity with the Heads of Agreement (“HoA”) signed and disclosed on September 29, 2017. The main signed contracts are:

(i) Strategic Alliance Agreement (“SAA”)—agreement describing all documents related to the strategic partnership, covering all negotiated initiatives;

(ii) Sale and Purchase Agreement (“SPA”)—sale of 25% of Petrobras’ interest in the Roncador field to Equinor.

(iii) Strategic Technical Alliance Agreement (“STAA”)—strategic agreement for technical cooperation aiming at maximizing the value of the asset and focusing on increasing the recoverable oil volume (recovery factor), including the extension of the useful life of the field;

(iv) Gas Term Sheet—Equinor may hire a certain processing capacity of natural gas at the Cabiúnas Terminal (TECAB) for the development of the BM-C-33 area, where the companies already are partners and Equinor is the operator.

The strategic alliance, among other goals, aims at applying the Equinor’s expertise in mature fields in the North Sea towards increasing the recovery factor of Roncador field. Accordingly, the parties signed the STAA for technical cooperation and the joint development of projects.

The SPA has a total amount of US$ 2.9 billion, made up of US$ 118 paid at the signature date of the agreement, contingent payments relating to investments in projects to increase the recovery factor of the field, limited to US$ 550, and the remaining amount will be paid at the transaction closing.

On June 14, 2018, this transaction was completed upon receipt of US$ 2 billion, including price adjustments at its closing amounting to US$ 14, in addition to the US$ 118 received as an advance on the signing date. Additionally, Equinor will make payments, limited to US$ 550, to the extent investments in projects for improvement of the recovery factor occur. The present value of such payments was recognized as account receivables in the amount of US$ 386, net of the aforementioned advance.

Following the closing of this transaction, the Company recognized a US$ 222 as loss within other income and expenses.

All the conditions precedent to the closing were fulfilled, including approval by the ANP and CADE, as well as the negotiation of contracts for the use of production facilities and of the purchase of associated gas by Petrobras. The final price adjustment of this transaction will occur in up to 120 day after the closing.

Sale of Petrobras Paraguay Distribución Limited (PPDL UK)

On June 26, 2018 the Board of Directors approved the sale to Copetrol Group of its entire interest held through its wholly-owned subsidiary Petrobras International Braspetro B.V. (PIB BV)in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logistics SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG).

The proceeds estimated from this sale is US$ 384, of which US$ 49 was deposited in an escrow account at the signing date, and the remaining amount will be disbursed to the Company on the transaction closing, including US$ 55 related to cash balance of these companies. The sale amount is still subject to adjustments due to changes in working capital until the conclusion of the transaction.

The corresponding assets and liabilities of this transaction are classified as held for sale as of June 30, 2018 as the conclusion of the transaction is still subject to approval procedures according to the Paraguay regulation.

9.2.	Assets classified as held for sale

The major classes of assets and liabilities classified as held for sale are shown in the following table:

	06.30.2018					12.31.2017
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	—	38	—	—	38	8
Trade receivables	—	36	—	—	36	117
Inventories	—	60	—	—	60	128
Investments	—	1	—	—	1	5
Property, plant and equipment	3	68	—	81	152	4,751
Others	—	113	—	—	113	309

Total	3	316	—	81	400	5,318

Liabilities on assets classified as held for sale
Trade Payables	—	18	—	—	18	102
Finance debt	—	—	—	—	—	—
Provision for decommissioning costs	—	—	—	—	—	170
Others	—	25	—	—	25	119

Total	—	43	—	—	43	391

As of June 30, 2018, the amounts refer to assets and liabilities classified as held for sale following the approvals of sale of interests in Rômulo Almeida and Celso Furtado thermoelectric power generation plants, PPDL UK, PPOL and PPG. At December 31, 2017, the amounts also comprise assets and liabilities pertained to Liquigás, Suape and Citepe petrochemical plants, the concession areas named as Iara and Lapa, the entire interest in Azulão field and 25% interest in Roncador field.

9.3.	Other changes in organizational structure

Sale and merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary PBIO (biofuels business segment) entered into an agreement with the São Martinho group to merge PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, São Martinho granted to PBIO additional 24 million of its common shares, corresponding to 6.593% of its total capital. These shares were accounted for as available-for-sale securities.

On December 27, 2017, the Extraordinary General Shareholder’s Meeting of PBIO approved the sale of these shares through a block trade.

On February 16, 2018, PBIO disposed, through a public auction held in the Brazilian stock exchange (B3), these 24 million of shares, at the share price of US$ 5.72 dollars. The settlement of the transaction occurred on February 21, 2018, closing the complete disposal of PBIO’s interests in São Martinho’s capital.

10.	Investments

10.1.	Investments in associates and joint ventures

	Balance at 12.31.2017	Investments	Restructuring, capital decrease and others	Results in equity- accounted investments	CTA	OCI	Dividends	Balance at 06.30.2018
Joint Ventures
Petrobras Oil & Gas B.V.—PO&G	1,410	—	—	5	—	—	(254)	1,161
State-controlled natural gas distributors	345	—	—	40	(51)	—	(41)	293
Compañia Mega S.A.—MEGA	49	—	—	(13)	41	—	—	77
Petrochemical joint ventures	29	—	(1)	9	(6)	—	(6)	25
Other joint ventures	104	20	1	(1)	(18)	1	(11)	96
Associates
Nova Transportadora do Sudeste	331	—	—	27	(47)	—	(30)	281
Petrochemical associates	1,461	—	—	173	(123)	(179)	(151)	1,181
Other associates	48	8	4	4	(8)	—	—	56
Other investments	18	—	—	—	(1)	—	—	17

Total	3,795	28	4	244	(213)	(178)	(493)	3,187

10.2.	Investments in non- consolidated listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
	06.30.2018	12.31.2017	Type	06.30.2018	12.31.2017	06.30.2018	12.31.2017
Associate
Braskem S.A.	212,427	212,427	Common	12.65	13.15	2,687	2,794
Braskem S.A.	75,793	75,793	Preferred A	13.16	12.96	998	982

						3,685	3,776

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of June 30, 2018, the quoted market value of the Company’s investment in Braskem was US$ 3,685 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Since July 2017, the Company has been negotiating with Odebrecht S.A., the controlling shareholder of Braskem S.A, to revise the terms and conditions of the Braskem S.A. Shareholder’s Agreement, signed on February 8, 2010. This revision aims to improve Braskem’s corporate governance and the corporate relationship between the parties, with the purpose of creating value for all Braskem shareholders.

On June 14, 2018, the Company received a correspondence from Odebrecht S.A, in which it communicated that it has initiated negotiations with LyondellBasell, a public company headquartered in Rotterdam, for a potential transaction involving the transfer of Odebrecht’s entire interest in Braskem. The negotiation is in its preliminary stage and the parties entered into a confidentiality agreement.

This transaction is subject, among other conditions, to due diligence, negotiation of definitive agreements and all necessary approvals. There is no binding obligation between the parties to assure the conclusion of the transaction.

Depending on the outcome of this transaction, the Company will assess the terms and conditions of the LyondellBasell’s offer in the context of exercising its tag-along right as set forth in Braskem S.A. Shareholder’s Agreement.

Given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Information on the main estimates used in the cash flow projections to determine the value in use of Braskem is set out in Note 14 to the audited financial Statements for the year ended December 31, 2017.

11.	Property, plant and equipment

11.1.	By class of assets

	Land, buildings and improvement		Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Total
Balance at January 1, 2017	6,982		78,724	38,569	51,195	175,470

Additions	2		1,167	11,031	31	12,231
Additions to / review of estimates of decommissioning costs	—		—	—	4,503	4,503
Capitalized borrowing costs	—		—	1,972	—	1,972
Write-offs	(14)		(6)	(545)	(35)	(600)
Transfers (****)	316		3,296	(7,631)	3,079	(940)
Depreciation, amortization and depletion	(437)		(7,320)	—	(5,366)	(13,123)
Impairment recognition	(145)		(937)	(568)	(892)	(2,542)
Impairment reversal	52		831	165	692	1,740
Cumulative translation adjustment	(91)		(753)	(472)	(745)	(2,061)

Balance at December 31, 2017	6,665		75,002	42,521	52,462	176,650

Cost	9,914		128,603	42,521	86,491	267,529
Accumulated depreciation, amortization and depletion	(3,249)		(53,601)	—	(34,029)	(90,879)

Balance at December 31, 2017	6,665		75,002	42,521	52,462	176,650

Additions	2		625	4,924	3	5,554
Additions to / review of estimates of decommissioning costs	—		—	—	25	25
Capitalized borrowing costs	—		—	986	—	986
Write-offs	(44)		(8)	(130)	(6)	(188)
Transfers (****)	234		1,618	(5,140)	3,878	590
Depreciation, amortization and depletion	(222)		(3,265)	—	(2,903)	(6,390)
Impairment recognition	—		(1)	(38)	—	(39)
Cumulative translation adjustment	(924)		(7,299)	(4,623)	(7,310)	(20,156)

Balance at June 30, 2018	5,711		66,672	38,500	46,149	157,032

Cost	8,674		117,406	38,500	77,186	241,766
Accumulated depreciation, amortization and depletion	(2,963)		(50,734)	—	(31,037)	(84,734)

Balance at June 30, 2018	5,711		66,672	38,500	46,149	157,032

Weighted average useful life in years	40 (25 to 50 (except land	) )	20 (3 to 31)		Units of production method

(*)

It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**)	See note 27 for assets under construction by business area.
(***)

It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated to the exploration and production of oil and gas.

(****)	It includes transfers to/from assets held for sale.

In the first half of 2018, additions to property, plant and equipment primarily relate to the development of oil and gas production in the pre-salt of Santos Basin, notably in Lula, Búzios and Atapu fields, as well as in Libra area.

At June 30, 2018, property, plant and equipment include assets under finance leases of US$ 99 (US$ 118 as of December 31, 2017).

11.2.	Concession for exploration of oil and natural gas—Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of June 30, 2018, the Company’s property, plant and equipment include the amount of US$ 19,401 related to the Assignment Agreement (US$ 22,614 as of December 31, 2017).

Petrobras has already declared commerciality in fields of all six blocks under this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that its review procedures will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and the ANP.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred over the exploration phase, and estimated costs and production for the development period. The review of the Assignment Agreement may result in renegotiation of: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

The information gathered after drilling over 50 exploratory wells and performing extended well tests in this area, as well as the extensive knowledge acquired on the pre-salt layer of Santos Basin, made possible the identification of volumes exceeding five million barrels of oil equivalent.

In November 2017, the Company set up an internal commission responsible for the negotiation with the Brazilian Federal Government, composed of representatives of the Chief Exploration and Production Officer and the Chief Financial Officer.

In January 2018, the Brazilian Federal Government established, through the Interministerial Ordinance No. 15/2018, the Interministerial Commission responsible for negotiating and concluding the terms of this review.

The negotiations are ongoing and have taken into account appraisals by independent experts engaged by both parties and their respective reports. As at the date of issue of these financial statements, the final amount to be established for this agreement is not defined.

The identification of the volume exceeding five million barrels of oil equivalent provides an opportunity for both parties to reach an agreement in case of compensation to the Company arising from the review. Therefore, aiming to support an eventual negotiation where this compensation would be paid through the right over exceeding volume, the Company is complementing its assessment based on reports issued by the independent experts it has engaged.

This review process of the Assignment Agreement has been monitored by the Minority Shareholders Committee, which is composed of two board members elected by the minority shareholders and by a third independent member with knowledge in technical-financial analysis of investment projects. This Committee provides support to the board’s decisions through opinions about related matters.

On July 5, 2018, the Brazilian House of Representatives approved a bill amending the Assignment Agreement, which may make possible, if approved by the Brazilian Senate and signed by the President, a review of the contract clauses, sale of rights to produce exceeding volume and partial transfers of areas under this regime to third parties.

12.	Intangible assets

12.1.	By class of assets

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2017	2,678	68	306	220	3,272

Addition	935	16	61	—	1,012
Capitalized borrowing costs	—	—	4	—	4
Write-offs	(81)	—	(2)	—	(83)
Transfers	(1,656)	2	—	—	(1,654)
Amortization	(20)	(29)	(101)	—	(150)
Impairment recognition	(33)	—	—	—	(33)
Cumulative translation adjustment	(22)	—	(4)	(2)	(28)

Balance at December 31, 2017	1,801	57	264	218	2,340

Cost	2,006	496	1,225	218	3,945
Accumulated amortization	(205)	(439)	(961)	—	(1,605)

Balance at December 31, 2017	1,801	57	264	218	2,340

Addition	2	14	24	—	40
Capitalized borrowing costs	—	—	2	—	2
Write-offs	(12)	—	—	—	(12)
Transfers	(1)	6	(3)	14	16
Amortization	(7)	(13)	(40)	—	(60)
Cumulative translation adjustment	(249)	(9)	(36)	(28)	(322)

Balance at June 30, 2018	1,534	55	211	204	2,004

Cost	1,750	472	1,076	204	3,502
Accumulated amortization	(216)	(417)	(865)	—	(1,498)

Balance at June 30, 2018	1,534	55	211	204	2,004

Estimated useful life in years	( *)	5	5	Indefinite

(*)	Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

On March 29, 2018, the Company acquired seven blocks in the fifteenth round of bids under the concession regime. The Company will be the operator in two blocks located in Campos basin, which were acquired in partnership with Exxon and Equinor. Another two blocks within Campos basin were acquired in partnership with Exxon and Qatar Petroleum and will be operated by Exxon. The other three blocks are located in Potiguar basin, of which two were acquired in partnership with Shell and will be operated by the Company, and one was totally acquired by Company.

The total amount of the signature bonus to be paid by the Company up to September 2018 is US$ 571.

13.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Jan-Jun/2018	Jan-Dec/2017
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)
Property plant and equipment
Opening Balance	4,522	5,133
Additions to capitalized costs pending determination of proved reserves	338	797
Capitalized exploratory costs charged to expense	(4)	(107)
Transfers upon recognition of proved reserves	(194)	(1,227)
Cumulative translation adjustment	(644)	(74)

Closing Balance	4,018	4,522

Intangible Assets	1,182	1,390

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	5,200	5,912

(*)	Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2018		2017
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Exploration costs recognized in the statement of income
Geological and geophysical expenses	75	166	93	178
Exploration expenditures written off (includes dry wells and signature bonuses)	57	65	93	101
Contractual penalties	24	60	0	—
Other exploration expenses	6	7	1	2

Total expenses	162	298	187	281

	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Cash used in :
Operating activities	80	172	97	184
Investment activities	164	388	225	432

Total cash used	244	560	322	616

In the first half of 2018, the Company recognized a provision in the amount of US$ 60 arising from potential contractual penalties for non-compliance with minimum percentages of local content in 125 blocks for which the exploratory phases were concluded.

14.	Trade payables

	06.30.2018	12.31.2017
Third parties in Brazil	3,346	3,671
Third parties abroad	1,387	1,380
Related parties	653	716

Balance in current liabilities	5,386	5,767

15.	Finance debt

15.1.	Balance by type of finance debt

	06.30.2018	12.31.2017
In Brazil
Banking Market	10,126	12,672
Capital Market	3,122	3,649
Development banks	4,238	5,571
Others	37	38

Total	17,523	21,930

Abroad
Banking Market	27,440	31,265
Capital Market	42,165	51,912
Export Credit Agency	4,123	3,670
Others	265	269

Total	73,993	87,116

Total finance debt	91,516	109,046

Current	3,959	7,001
Non-current	87,557	102,045

In order to reflect the changes in accounting practices arising from the application of IFRS 9, the Company remeasured its financing agreements in force at January 1, 2018 which previously had their contractual clauses renegotiated and the modifications thereof did not result in substantial changes, as set out in note 4.1. Accordingly, the balance of current and non-current debt increased by US$ 356 due to the initial application of IFRS 9, which were recognized within equity at January 1, 2018.

15.2.	Changes in finance debt and reconciliation with cash flows from financing activities

	Balance at 12.31.2016	Initial application of IFRS9	Additions (new funding obtained)	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Balance as of December 31, 2017
In Brazil	25,921	—	6,801	(10,641)	(2,286)	2,296	114	(275)	21,930
Abroad	92,205	—	18,788	(25,489)	(4,251)	4,851	1,057	(45)	87,116

	118,126	—	25,589	(36,130)	(6,537)	7,147	1,171	(320)	109,046

	Balance as of December 31, 2017	Initial application of IFRS9	Additions (new funding obtained)	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Balance as of June 30, 2018
In Brazil	21,930	65	2,071	(3,820)	(617)	732	(10)	(2,828)	17,523
Abroad	87,116	291	6,118	(19,572)	(2,393)	2,251	1,510	(1,328)	73,993

	109,046	356	8,189	(23,392)	(3,010)	2,983	1,500	(4,156)	91,516

Reconciliation to the Statement of Cash Flows
Purchase of property, plant and equipment on credit			(40)	—	—
Expenses with debt restructuring			—	(605)	—
Deposits linked to financing			—	21	(97)
Finance leases			—	11	—

Net cash used in financing activities			8,149	(23,965)	(3,107)

(*)	It includes pre-payments.
(**)	It includes premium and discount over notional amounts and other related costs.

In line with the Company’s Business and Management Plan and following its liability management strategy, recent funds have been raised in order to settle older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

In the first half of 2018, proceeds from financing amounted to US$ 8,149, principally reflecting: (i) global notes issued in the capital market in the amount of US$ 1,962 and maturing in 2029; (ii) funds raised from the domestic and international banking market in the amount of US$ 5,120 with average term of 6.5 years; and (iii) proceeds from Export Credit Agency amounting to US$ 984.

In addition, the Company repaid several finance debts, notably: (i) US$ 11,760 relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 362; and (ii) pre-payment of banking loans in the domestic and international market totaling US$ 9,454; and (iii) pre-payment of US$ 687 with respect to financings with BNDES.

15.3.	Summarized information on current and non-current finance debt

Maturity in	2018	2019	2020	2021	2022	2023 and onwards	Total (**)	Fair value
Financing in U.S.Dollars (US$)(*):	1,856	1,269	3,409	5,734	8,635	47,469	68,372	78,628

Floating rate debt	786	1,204	3,344	3,214	7,037	16,333	31,918
Fixed rate debt	1,070	65	65	2,520	1,598	31,136	36,454
Average interest rate	5.0%	6.0%	6.0%	6.0%	5.9%	6.5%	6.2%
Financing in Brazilian Reais (R$):	659	1,252	2,803	2,194	3,894	6,416	17,218	15,172

Floating rate debt	415	906	2,545	1,940	3,567	5,041	14,414
Fixed rate debt	244	346	258	254	327	1,375	2,804
Average interest rate	6.4%	6.8%	7.1%	7.9%	7.7%	6.4%	6.9%
Financing in Euro (€):	19	51	223	330	698	2,205	3,525	4,402

Floating rate debt	1	—	177	—	—	—	178
Fixed rate debt	18	51	46	330	698	2,205	3,347
Average interest rate	4.3%	4.5%	4.6%	4.8%	4.9%	4.6%	4.6%
Financing in Pound Sterling (£):	56	24	—	—	—	2,267	2,347	2,366

Fixed rate debt	56	24	—	—	—	2,267	2,347
Average interest rate	6.3%	6.2%	—	—	—	6.3%	6.3%
Financing in other currencies:	54	—	—	—	—	—	54	55

Floating rate debt	48	—	—	—	—	—	48	—
Fixed rate debt	6	—	—	—	—	—	6
Average interest rate	1.9%	—	—	—	—	—	1.9%

Total as of June 30, 2018	2,644	2,596	6,435	8,258	13,227	58,357	91,516	100,623

Average interest rate	5.2%	6.1%	6.2%	6.2%	6.1%	6.4%	6.2%

Total as of December 31, 2017	7,001	6,476	9,641	12,745	18,014	55,169	109,046	116,621

Average interest rate	5.6%	5.9%	5.9%	5.9%	5.7%	6.4%	6.1%

(*)	Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)	The average maturity of outstanding debt as of June 30, 2018 is 9.11 years (8.62 years as of December 31, 2017).

The fair value of the Company’s finance debts is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 47,977 as of June 30, 2018 (US$ 54,248 as of December 31, 2017); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also the Petrobras’ credit risk, amounting to US$ 52,646 as of June 30, 2018, 2018 (US$ 62,373 as of December 31, 2017).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

15.4.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the first half of 2018 the capitalization rate was 6.36% p.a. (6.18% p.a. for the first half of 2017).

15.5.	Lines of credit

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	CHINA EXIM	10/24/2016	5/23/2019	1,000	900	100
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	—	4,350
PGT BV	Credit Agricole Corporate	4/12/2018	6/20/2020	400	150	250

Total				5,750	1,050	4,700

In Brazil
PNBV	BNDES	9/3/2013	1/31/2019	2,562	722	1,840
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	519	—	519
Petrobras	Bradesco	6/1/2018	5/31/2023	519	—	519
Transpetro	BNDES	11/7/2008	8/12/2041	237	85	152
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	20	10	10
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	85	—	85

Total				3,942	817	3,125

In the first half of 2018, the Company entered into a revolving credit facility (RCF) with a syndicate of 17 banks and also entered into two lines of credits with Banco do Brasil and Bradesco Bank. The Company can access these funds immediately at any moment until their maturities.

In addition, the Company signed a guaranteed financing agreement with Credit Agricole and UK export credit agency.

15.6.	Covenants and Collateral

15.6.1.	Covenants

The Company has covenants that were not in default at June 30, 2018 in its loan agreements and notes issued in the capital markets requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year, with a grace period ranging from 30 to 60 days, depending on the agreement; ii) Negative Pledge / Permitted Liens clause; iii) clauses of compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to institute and maintain policies necessary for such compliance; (v) clauses in financing agreements that restrict relations with entities or even countries sanctioned primarily by the United States (including, but not limited to, the Office of Foreign Assets Control (OFAC), Department of State and Department of Commerce), the European Union and United Nations; and vi) covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES).

15.6.2.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized.

Financing agreements with China Development Bank (CDB) maturing in 2026 and 2027 are also collateralized based on future oil exports for specific buyers limited to 200 thousand barrels per day up to 2019, 300 thousand barrels per day from 2020 to 2026, and 100 thousand barrels per day in 2027. This collateral may not exceed the amount of the related debt (US$ 10,125 at June 30, 2018 and US$ 10,815 at December 31, 2017). On January 30, 2018, the Company pre-paid the balance of a financing agreement maturing in 2019 in the amount of US$ 2,800.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Bonds issued by the Company in the capital market are unsecured.

The global notes issued by the Company in the capital market through its wholly-owned subsidiary Petrobras Global Finance B.V. – PGF are unsecured. However, Petrobras fully, unconditionally and irrevocably guarantees these notes, as set out in note 33.

16.	Leases

16.1.	Future minimum lease payments / receipts – finance leases

	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2018	60	(33)	27	27	(13)	14
2019—2022	578	(258)	320	155	(81)	74
2023 and thereafter	474	(87)	387	325	(217)	108

As of June 30, 2018	1,112	(378)	734	507	(311)	196

Current			52			23
Non-current			682			173

As of June 30, 2018			734			196

Current			54			25
Non-current			735			204

As of December 31, 2017			789			229

16.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

2018	6,206
2019	7,736
2020	6,783
2021	6,951
2022	6,127
2023 and thereafter	63,057

As of June 30, 2018	96,860

As of December 31, 2017	92,019

As of June 30, 2018, the balance of estimated future minimum lease payments under operating leases includes US$ 50,603 (US$ 52,701 as of December 31, 2017) with respect to assets under construction, for which the lease term has not commenced.

In the first half of 2018, the Company recognized expenditures of US$ 4,288 (US$ 5,263 in the first half of 2017) for operating leases installments.

17.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company are achieved and align them with transparency of processes and corporate governance best practices, this policy guides Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions:

•	Prioritization of the Company’s interests regardless of the counterparty;

•	Arm’s length basis;

•	Compliance with market conditions, especially concerning terms, prices and guarantees or with adequate compensatory payment;

•	Accurate and timely disclosure in accordance with applicable authorities.

The Audit Committee must approve in advance transactions between the Company and its associates, the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, taking into account the materiality established by this policy. The Audit Committee reports monthly to the Board of Directors.

Transactions with entities controlled by key management personnel or by their close family members are also approved in advance by the Audit Committee regardless of the amount involved.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are under the scope of Board of Directors approval, must be preceded by the Audit Committee and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

17.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

	06.30.2018		12.31.2017
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors (joint ventures)	309	116	294	141
Petrochemical companies (associates)	40	22	59	16
Other associates and joint ventures	118	631	177	691

Subtotal	467	769	530	848

Brazilian government – Parent and its controlled entities
Government bonds	1,768	—	1,702	—
Banks controlled by the Brazilian Government	6,093	11,550	5,839	14,926
Receivables from the Electricity sector (note 7.4)	4,190	—	5,247	—
Petroleum and alcohol account—receivables from the Brazilian Government	215	—	251	—
Diesel Price Subsidy Program	153	—	—	—
Others	34	79	45	217

Subtotal	12,453	11,629	13,084	15,143

Pension plans	47	48	68	94

Total	12,967	12,446	13,682	16,085

Current	3,122	1,524	2,521	2,013
Non-Current	9,845	10,922	11,161	14,072

Total	12,967	12,446	13,682	16,085

The income/expenses of significant transactions are set out in the following table:

	2018		2017
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Joint ventures and associates
State-controlled gas distributors (joint ventures)	523	1,067	603	1,075
Petrochemical companies (associates)	828	1,764	832	2,030
Other associates and joint ventures	(308)	(502)	(280)	(139)

Subtotal	1,043	2,329	1,155	2,966

Brazilian government – Parent and its controlled entities
Government bonds	21	52	36	71
Banks controlled by the Brazilian Government	(159)	(502)	(366)	(815)
Receivables from the Electricity sector (note 7.4)	729	807	211	405
Petroleum and alcohol account—receivables from the Brazilian Government	—	—	—	1
Diesel Price Subsidy Program	164	164	—	—
Others	24	84	68	138

Subtotal	779	605	(51)	(200)

Pension plans	—	—	—	—

Total	1,822	2,934	1,104	2,766

Revenues, mainly sales revenues	1,708	3,478	1,839	3,827
Purchases and services	(443)	(863)	(497)	(497)
Foreign exchange and inflation indexation charges, net	(67)	(151)	113	179
Finance income (expenses), net	624	470	(351)	(743)

Total	1,822	2,934	1,104	2,766

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent.

For detailed information on Assignment Agreement, see note 11.2.

17.2.	Diesel Price Subsidy Program

In the second quarter of 2018, the Company joined the two first phases of the Diesel Price Subsidy Program established by the Brazilian Federal Government pursuant to Provisional Measure 838, Decree 9,392 and Decree 9,403 of 2018. This program grants reimbursements to diesel producers and importers to the extent that their selling prices to the domestic distributors are equal or lower than prices determined by relevant regulation. The amount of this government grant results from the following parameters:

•	US$ 0.02 dollars (R$0.07) per liter of diesel sold from June 1 to June 7, 2018; and

•

Difference between reference price provided for by ANP (Preço de Referência—PR) and the sales price to domestic distributors (Preço de Comercialização—PC), limited to US$ 0.08 dollars (R$ 0.30) per liter, for diesel sales from June 8 to July 31, 2018.

The PR is driven by diesel international prices and U.S. dollar exchange rates. Differences falling above US$ 0.08 dollars in the second phase of the program will be held in the next program phase, the parameters of which are still pending regulation. In case of a lower PR when compared to PC, the program foresees reimbursement to the Brazilian Federal Government.

The Brazilian Federal Government established a US$ 2,539 threshold for this program (R$ 9,500 million), meaning that the subsidy will be ceased if the total grants provided for by the government meets such amount before December 31, 2018.

The settlement of the subsidy occurs to the extent the Company provides all necessary information to ANP in order to prove its fiscal regularity and prices of diesel sold in accordance with the relevant regulation. The period of the subsidy computation is up to thirty days and ANP must confirm the grant within nine business days after receiving all the necessary documentation.

Due to the complexity in meeting all the requirements in the first phase of the program, the company is seeking alternatives to prove to ANP that its sales prices were in accordance with relevant regulation during this phase, which will enable the recognition and collection of the subsidy in the amount of US$ 17.

Regarding the second phase of the program, the Company gathered and sent to ANP all information required to receive US$ 226 from sales from June 8 to July 7, 2018 and, at the date of the issue of these interim financial statements, the assessment of the documentation by this authority is ongoing. Such revenue recognition occurs when the diesel is sold and delivered to distributors and the right to the grant is recognized within current account receivables. Through June 30, 2018, the Company accounted for US$ 153 as accounting receivables from the program with respect to sales within the second phase (note 7.1).

On July 31, 2018, the Brazilian Federal Government enacted the Provisional Measure 847/2018 extending the program to December 31, 2018 with respect to sales of road diesel. In addition, the Decree 9,454 and ANP Resolution 738 enacted on July 31 and August 1, 2018, respectively, brought up new rules to govern the continuity of the program. The Company is assessing its adherence to the third phase of the program and, if it occurs until the fifth business day of the subsidy computation period, from August 1 to August 31, 2018, its effects will be applied retrospectively to August 1, 2018.

17.3.	Compensation of key management personnel

The total compensation of Executive Officers and Board Members of Petrobras parent company is set out as follows:

	Jan-Jun/2018			Jan-Jun/2017
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	1.9	0.2	2.1	2.0	0.2	2.2
Social security and other employee-related taxes	0.5	—	0.5	0.5	—	0.5
Post-employment benefits (pension plan)	0.1	—	0.1	0.2	—	0.2

Total compensation recognized in the statement of income	2.5	0.2	2.7	2.7	0.2	2.9

Average number of members in the period (*)	7.83	9.50	17.33	8.00	9.00	17.00

Average number of paid members in the period (**)	7.83	5.83	13.66	8.00	6.50	14.50

(*)	Monthly average number of members.
(**)	Monthly average number of paid members.

In the first half of 2018, charges related to compensation of the board members and executive officers of the Petrobras group amounted to US$ 13 (US$ 12 in the first half of 2017).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Government, Board members who are also members of the Audit Committee are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 57 thousand in the first half of 2018 (US$ 68 thousand with social security and related charges).

The monthly compensation of Audit Committee members is fixed at 10% of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

In the first half of 2018, the Board of Directors approved the variable compensation program (PRV) of the Board of Executive Officers for the year 2018. The amount of compensation to be paid varies according to the percentage of achievement of the financial and operational targets. The program foresees compensations being disbursed through 5 years and may also trigger other compensations to officers from 2019 provided the achievement of certain prerequisites.

The Company’s General Shareholder’s Meeting held on April 26, 2018 determined the amount of US$ 8 as the threshold of executive officers and board members compensation for the period from April 2018 to March 2019, as well as approved the increase in the number of board members to 11.

18.	Provision for decommissioning costs

Non-current liabilities	Jan-Jun/2018	Jan-Dec/2017
Opening balance	14,143	10,252
Adjustment to provision	25	4,166
Transfers related to liabilities held for sale	—	(117)
Payments made	(265)	(709)
Interest accrued	346	757
Others	56	24
Cumulative translation adjustment	(2,029)	(230)

Closing balance	12,276	14,143

For the first half of 2017, unwinding of the discount on the provision for decommissioning costs (interest accrued) amounted to US$ 379.

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification and whenever an indication of significant change in the assumptions used in the estimates occurs.

19.	Taxes

19.1.	Income taxes and other taxes

Income taxes	Current assets		Current liabilities		Non-current liabilities
	06.30.2018	12.31.2017	06.30.2018	12.31.2017	06.30.2018	12.31.2017
Taxes in Brazil
Income taxes	441	442	360	39	—	—
Income taxes—Tax settlement programs	—	—	54	228	565	671

	441	442	414	267	565	671

Taxes abroad	30	37	13	32	—	—

Total	471	479	427	299	565	671

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	06.30.2018	12.31.2017	06.30.2018	12.31.2017	06.30.2018	12.31.2017	06.30.2018	12.31.2017
Taxes in Brazil
Current / Deferred ICMS (VAT)	885	934	557	707	894	1,021	—	—
Current / Deferred PIS and COFINS	792	820	1,958	2,282	651	820	—	—
CIDE	13	14	—	—	50	104	—	—
Production taxes	—	—	—	—	1,999	1,605	—	—
Withholding income taxes	—	—	—	—	79	157	—	—
Tax Settlement Program (**)	—	—	—	—	261	648	—	—
Others	158	170	66	72	129	165	93	86

Total in Brazil	1,848	1,938	2,581	3,061	4,063	4,520	93	86
Taxes abroad	17	20	15	14	28	28	—	—

Total	1,865	1,958	2,596	3,075	4,091	4,548	93	86

(*)	Other non-current taxes are classified as other non-current liabilities.
(**)	It includes the amount of US$ 2 relating to refinancing program (REFIS) from previous periods.

19.2.	Brazilian federal settlement programs

In 2017, the Company joined certain settlement programs created by the Brazilian Federal Government, which enabled the settlement of significant disputes in which the Company was a defendant, with certain benefits, such as the use of tax loss carry forwards and reduction in interests, penalties and related charges. The settlement of disputes involving Brazilian Federal Tax Authorities, Brazilian Federal Agencies and similar bodies reduced tax disputes amounting to US$ 11,552 as shown below:

Provisional measures	Signed into law	Brazilian federal settlement programs	Disputes	Amount of relief	Debts
766	—	Tax Settlement Program—PRT (*)	502	—	502
783	13.496	Special Tax Settlement Program—PERT	2,203	1,001	1,202
780	13.494	Non-Tax Debts Settlement Program—PRD	340	113	227
795	13.586	Withholding income tax on remittances for payment of charter of vessels	8,507	7,976	531

			11,552	9,090	2,462

(*)	Benefit of using tax loss carryforwards to sttle 80% of the debt.

Detailed information on those settlement programs are presented in note 21.2 to the Company’s audited financial statements ended December 31, 2017.

The balances of respective liabilities carried on the statement of financial position as of June 30, 2018 are shown below:

	12.31.2017	Payments	Use of tax loss carryforwards	Inflation indexation	Others	CTA	06.30.2018
PRT
Income taxes	153	—	(140)	—	—	(11)	2
Other taxes	—	—	—	—	—	—	—

Total	153	—	(140)	—	—	(11)	2

PERT
Income taxes	744	(29)	—	25	(18)	(103)	619
Others taxes	40	(60)	—	2	17	1	—

	784	(89)	—	27	(1)	(102)	619

PRD
Production taxes	87	(95)	—	2	5	1	—
Law 13.586/17
Withholding income tax	521	(226)	—	12	2	(49)	260

Total	1,545	(410)	(140)	41	6	(161)	881

Current							316
Non-current							565

The following table presents the settlement years of the outstanding amounts under these programs:

	2018	2019	2020	2021	2022	2023 onwards	Total
PRT	—	2	—	—	—	—	2
PERT	27	53	53	53	53	380	619
Law 13.586/17	260	—	—	—	—	—	260

Total	287	55	53	53	53	380	881

19.3.	Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In the first half of 2018, the Company elected to settle in cash VAT (ICMS) tax disputes by joining states amnesty settlement programs and taking advance of their reliefs, as shown below:

State	State Law/ Decree n°	Benefits received	Debts	Reduction Benefit	Amount to be paid after benefit (*)
TO	3.346/18	Reduction of 90% of debts from fines and interest.	5	3	2
RN	10.341/18 27.679/18	Reduction of 95% of fines, 80% of the interest and 50% of Vat tax forgiveness.	206	176	30

Total			211	179	32

(*)	Amounts recognized as other taxes

19.4.	New Taxation Model for the Oil and Gas Industry

On December 28, 2017, the Brazilian federal government enacted Law No. 13,586, which outlines a new taxation model for the oil and gas industry and, along with the Decree 9,128/2017, establishes a new special regime for exploration, development and production of oil, gas and other liquid hydrocarbons named Repetro-Sped.

Due to the application of this new model, the Company expects greater legal stability in the oil and gas industry in Brazil, which may encourage higher investments and reduce the number of litigations involving the industry players.

Regarding the Repetro-Sped, this regime enhances the former Repetro (Special Customs Regime for the Export and Import of Goods designated to Exploration and Production of Oil and Natural Gas Reserves), notably providing for tax relief over goods permanently held in Brazil in addition to the previous relief related to temporary admissions. Therefore, we are assessing transfers in the ownership of certain oil and gas assets from foreign subsidiaries to the parent company in Brazil. The regime will expire in December, 2040.

Following the creation of Repetro-Sped, the Brazilian states, pursuant to a decision of the Brazilian National Council of Finance Policies (CONFAZ), agreed to allow tax incentives relating to VAT (ICMS) to the extent each state enacts its specific regulation providing for the tax relief on oil and gas industry.

At the date of issue of these unaudited interim financial statements, the states enacting new regulations governing the VAT tax incentives authorized by the Brazilian Federal Government were: Rio de Janeiro, São Paulo, Bahia, Rio Grande do Norte, Espírito Santo, Sergipe, Amazonas, Ceará, Minas Gerais and Piaui.

For additional information on the main provisions under Law 13,586/17, Decree 9,128 /17 and VAT (ICMS) tax incentives over the Repetro-Sped, see notes 21.4.1 and 21.4.2 to the audited financial statements for the year ended December 31, 2017.

19.5.	Deferred income taxes—non-current

a)	The changes in the deferred income taxes are presented as follows:

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively.

	Property, Plant and Equipment
	Exploration and decommissioning costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee Benefits	Others	Total
Balance at January 1, 2017	(11,205)	937	3,512	(90)	1,128	6,040	429	3,009	284	4,044

Recognized in the statement of income for the year	363	(1,292)	(1,099)	(64)	1,134	278	130	(4)	139	(415)
Recognized in shareholders’ equity (**)	—	—	(887)	—	—	(69)	—	(273)	9	(1,220)
Cumulative translation adjustment	150	45	34	4	(40)	(67)	(6)	(34)	(11)	75
Use of tax credits	—	—	—	—	—	(271)	—	—	—	(271)
Others	—	(188)	(16)	20	(21)	120	16	(10)	108	29

Balance at December 31, 2017	(10,692)	(498)	1,544	(130)	2,201	6,031	569	2,688	529	2,242

Initial application of IFRS9	—	—	147	—	—	—	—	—	—	147

Balance at January1,2018	(10,692)	(498)	1,691	(130)	2,201	6,031	569	2,688	529	2,389

Recognized in the statement of income for the period	1,450	(1,018)	(929)	(49)	173	267	(87)	197	(346)	(342)
Recognized in shareholders’ equity (**)	—	—	2,453	—	—	—	—	—	—	2,453
Cumulative translation adjustment	1,355	208	(273)	28	(329)	(651)	(65)	(408)	(36)	(171)
Use of tax credits	—	—	—	—	—	(694)	—	—	(17)	(711)
Others	—	(10)	5	(21)	2	11	—	10	7	4

Balance at June 30, 2018	(7,887)	(1,318)	2,947	(172)	2,047	4,964	417	2,487	137	3,622

Deferred tax assets										3,438
Deferred tax liabilities										(1,196)

Balance at December 31, 2017										2,242

Deferred tax assets										4,047
Deferred tax liabilities										(425)

Balance at June 30, 2018										3,622

(*)	Mainly includes impairment adjustments and capitalized borrowing costs.
(**)

The amounts presented as Loans, trade and other receivables/payables and financing, relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out note 30.2.

The increase in deferred tax assets in the first half of 2018 is mainly attributable to foreign exchange effects over the Company’s finance debt.

The Company recognizes the deferred tax assets based on projections of future taxable profits in a ten-year perspective supported by the Business and Management Plan, which is revised annually.

19.6.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2018		2017
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Net income before income taxes	3,974	7,389	2,102	4,370
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(1,351)	(2,512)	(715)	(1,485)
Adjustments to arrive at the effective tax rate:
• Tax benefits from the deduction of interest on capital distribution	62	62	—	—
• Different jurisdictional tax rates for companies abroad	213	258	248	259
• Brazilian income taxes on income of companies incorporated outside Brazil (*)	(54)	(79)	(15)	(22)
• Tax incentives	16	39	45	88
• Tax loss carryforwards (unrecognized tax losses)	(94)	(105)	(98)	(38)
• Non-taxable income (non-deductible expenses), net (**)	(71)	(151)	(223)	(302)
• Tax settlement programs (***)	—	—	(1,346)	(1,346)
• Others	(7)	(17)	90	95

Income taxes expense	(1,286)	(2,505)	(2,014)	(2,751)

Deferred income taxes	(147)	(342)	(1,214)	(1,689)
Current income taxes	(1,139)	(2,163)	(800)	(1,062)

Total	(1,286)	(2,505)	(2,014)	(2,751)

Effective tax rate of income taxes	32.4%	33.9%	95.8%	63.0%

(*)	It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**)	It includes results in equity-accounted investments and expenses relating to health care plan.
(***)	Income taxes in the scope of PRT and PERT and reversals of losses carry forwards from 2012 to 2017.

20.	Employee benefits (Post-Employment)

20.1.	Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the audited consolidated financial statement for the year ended December 31, 2017 for detailed information about pension and medical benefits sponsored by the Company.

Deficit settlement plan – Petros Plan

The Petros Plan has in place a deficit settlement plan (PED) due to its accumulated deficit until 2015 in the amount of US$ 5,788. This amount was updated based on interest and inflation and reached US$ 8,253 at December 31, 2017. The PED was approved by the Executive Council of Petros Foundation on September 12, 2017 and assessed by the Company and the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

The additional contributions from participants and sponsors commenced in March 2018. Certain participants appealed before the judiciary and have had their contributions suspended based on judicial injunctions. In these cases, the Company has not paid its parity contributions. In the second quarter of 2018, the Company paid US$ 80 with respect of contributions under the PED.

Pursuant to relevant regulation, the sponsors and participants will cover this deficit based on their respective proportions of regular contributions (parity basis). Accordingly, the Company will cover approximately US$ 4,141 of this deficit.

Split of Petros Plan

On February 15, 2018, the PREVIC authorized the split of Petros Plan into two new separate plans: Petros Plan – Renegotiated and Petros Plan – Non-renegotiated. The Petros Plan split has been in place since April 1, 2018.

This split arose from the renegotiation procedures held in 2006-2007 period and in 2012, when 75% of the participants accepted the option to change to a model that sets forth solely inflation indexation on the annual adjustment of their benefits. The other participants’ benefits remained adjusted by the same rate as the Petrobras’ workforce had their salaries adjusted.

The balance of Petros plan was transferred to the new plans based on future commitments on a participant basis. As there were no changes in post-retirement benefits rules, the actuarial liabilities of these plans will be reviewed during the annual actuarial assumptions review to be carried out in December 2018.

Changes in the net defined benefits are set out as follows:

	Pension Plans				Medical Plan
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Balance at January 1, 2017	10,752	—	—	293	11,214	38	22,297
(+) Remeasurement effects recognized in OCI	(654)	—	—	(105)	(1,150)	1	(1,908)
(+) Costs incurred in the year	1,256	—	—	76	1,383	11	2,726
(-) Contributions paid	(230)	—	—	—	(467)	(2)	(699)
(-) Payments related to the Term of Financial Commitment (TFC)	(223)	—	—	—	—	—	(223)
Others	—	—	—	—	—	(6)	(6)
Cumulative translation adjustment	(173)	—	—	(4)	(178)	(2)	(357)

Balance at December 31, 2017	10,728	—	—	260	10,802	40	21,830

Current	443	—	—	—	401	—	844
Non-current	10,285	—	—	260	10,401	40	20,986

Balance at December 31, 2017	10,728	—	—	260	10,802	40	21,830

(+) Costs incurred in the period	278	—	—	16	303	2	599
(-) Contributions paid	(93)	—	—	—	(111)	—	(204)
Others	—	—	—	—	—	30	30
Cumulative translation adjustment	(55)	—	—	(2)	(56)	(2)	(115)

Balance at March 31,2018	10,858	—	—	274	10,938	70	22,140

Transfer due to split of Petros plan	(10,858)	7,652	3,206	—	—	—	—
(+) Costs incurred in the period	—	191	59	14	272	2	538
(-) Contributions paid	—	(87)	(27)	—	(122)	(1)	(237)
(-) Payments related to the Term of Financial Commitment (TFC)	—	(72)	(29)	—	—	—	(101)
Others	—	—	—	—	—	4	4
Cumulative translation adjustment	—	(1,060)	(442)	(38)	(1,519)	(9)	(3,068)

Balance at June 30, 2018	—	6,624	2,767	250	9,569	66	19,276

Current	—	270	111	—	344	2	727
Non-current	—	6,354	2,656	250	9,225	64	18,549

Balance at June 30, 2018	—	6,624	2,767	250	9,569	66	19,276

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Pension Plans				Medical Plan
	Petros (*)	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Current service cost	24	19	2	19	82	2	148
Net interest cost over net liabilities / (assets)	254	172	57	12	492	2	989

Net costs for Jan-Jun/2018	278	191	59	31	574	4	1,137

Related to active employees:
Included in the cost of sales	46	33	8	15	124	—	226
Included in operating expenses	22	16	4	9	65	3	119
Related to retired employees	210	142	47	7	385	1	792

Net costs for Jan-Jun/2018	278	191	59	31	574	4	1,137

Net costs for Jan-Jun/2017	630	—	—	39	694	5	1,368

(*)	It refers to the costs before the split in April 1, 2018.

	Pension Plans				Medical Plan
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Current service cost	—	19	2	9	39	1	70
Net interest cost over net liabilities / (assets)	—	172	57	6	232	1	468

Net costs for Apr-Jun/2018	—	191	59	15	271	2	538

Related to active employees:
Included in the cost of sales	—	33	8	7	58	—	106
Included in operating expenses	—	16	4	4	31	2	57
Related to retired employees	—	142	47	4	182	—	375

Net costs for Apr -Jun/2018	—	191	59	15	271	2	538

Net costs for Apr -Jun/2017	312	—	—	19	343	2	676

As of June 30, 2018 the Company had pledged crude oil and oil products volumes, totaling US$ 4,336, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (US$ 4,067 as of December 31, 2017).

For the first half of 2018, the Company’s contribution to the defined contribution portion of the Petros Plan 2 was US$ 127 (US$ 140 for the first half of 2017 ) recognized in the statement of income.

20.2.	Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Secretariat of Coordination and Governance of State-Owned Enterprises (SEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP). The annual goals are based on the results of the following corporate indicators:

•	Maximum permissible levels of crude oil and oil products spill;

•	Lifting cost excluding production taxes in Brazil;

•	Crude oil and NGL production in Brazil;

•	Feedstock processed - excluding NGL - in Brazil,

•	Vessel operating efficiency; and

•	Percentage of compliance with natural gas delivery schedules.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees (6.25% at June 30, 2018). However, in the event the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month salary for each employee added to half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement.

The subsidiary Liquigás and the joint operations Fábrica Carioca de Catalizadores (FCC) and Ibiritermo have their specific methodology for profit sharing computation pursuant to their own collective bargaining agreement, apart from other entities of the group.

Based on the estimates in the first half of 2018, the Company recognized a provision of US$ 319 as other income and expenses (US$ 93 in the first half of 2017) regarding profit sharing benefits in accordance with clauses of the collective bargaining agreement, including US$ 3 as complement of the profit sharing for 2017.

20.3.	Voluntary Separation Incentive Plan

The Company has implemented voluntary separation incentive plans (PDIV) which have had the following cumulative adherence by employees since their announcement:

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(16,501)	(2,820)	178
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,165	(1,721)	(428)	16

Total	21,664	(18,222)	(3,248)	194

As a result, the Company recognized a total of 18,222 separations in these plans, whose changes in the provision as of June 30, 2018 are set out as follows:

	06.30.2018	12.31.2017
Opening Balance	34	811
Enrollments (*)	10	—
Revision of provisions	(6)	(237)
Separations in the period	(11)	(558)
Cumulative translation adjustment	(4)	18

Closing Balance	23	34

Current	23	34

(*)	On January 29, 2018, Petrobras Distribuidora reopened its 2016 separation incentive plan PIDV (BR 2016) for new enrollments up to March 2, 2018.

20.4.	New Employee Career and Compensation Plan

On July 2, 2018, the Company released to its workforce the Employee Career and Compensation Plan (Plano de Carreiras e Remuneração – PCR), an upgrade of the remuneration and career model driven by initiatives outlined in BMP 2018-2022. The new plan enhances the Company’s people management model by means of a number of criteria that enables higher rewards based on skills and performances, broader mobility and career development.

The PCR results in a greater alignment with practices suggested by Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), and employees may join the program until September 14, 2018. Employees that do not adhere to the program will remain in the current career plan (PCAC—Plano de Classificação e Avaliação de Cargos).

The Company has granted monetary incentive to employees joining the program in order to stimulate a higher number of enrollments to the plan better aligned with its strategic goals, thus avoiding higher administrative costs by maintaining two types of career and compensation plans.

The PCR implementation will impact the Company’s financial statements in the third quarter of 2018 to the extent that employees enroll in the new plan. The Company has already disbursed US$ 131 with respect to the 15,502 enrollments by July 10, 2018.

21.	Equity

21.1.	Share capital (net of share issuance costs)

As of June 30, 2018, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

21.2.	Other comprehensive income

For the first half of 2018, the Company primarily recognized as other comprehensive income the following effects:

•

Cumulative translation adjustment loss of US$ 6,255, primarily reflecting translations from the main functional currency of Petrobras group (Brazilian Real) into the presentation currency (U.S. Dollar);

•

Foreign exchange rate variation loss of US$ 4,760, after taxes and amounts reclassified to the statement of income, recognized in the Company’s equity, as a result of its cash flow hedge accounting policy. At June 30, 2018, the cumulative balance of foreign exchange variation losses, net of tax effects, was US$ 14,333 (see note 30.2).

21.3.	Earnings per share

	Jan-Jun/2018			Jan-Jun/2017
	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	2,818	2,121	4,939	863	650	1,513
Weighted average number of outstanding shares	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share—in U.S. dollars	0.38	0.38	0.38	0.12	0.12	0.12
Basic and diluted earnings (losses) per ADS equivalent—in U.S. dollars (*)	0.76	0.76	0.76	0.24	0.24	0.24

(*)	Petrobras’ ADSs are equivalent to two shares.

	Apr-Jun/2018			Apr-Jun/2017
	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	1,594	1,200	2,794	55	41	96
Weighted average number of outstanding shares	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share—in U.S. dollars	0.22	0.22	0.22	0.01	0.01	0.01
Basic and diluted earnings (losses) per ADS equivalent—in U.S. dollars	0.44	0.44	0.44	0.02	0.02	0.02

21.4.	Distributions to shareholders

The General Shareholders Meeting held on April 26, 2018 amended provisions in the Company’s bylaws governing distribution to shareholders (dividends and interest on capital) on a quarterly basis. The Company’s Board of Directors approved on May 7, 2018 interest on capital distribution as shown in the table below. This distribution will be included in the Company’s minimum mandatory distribution for 2018 and will bear interest at Selic rate from the date of the payment to the end of the fiscal year.

The quarterly distribution of interest on capital is shown in the following table:

				Common Share		Preferred Share
Payment	Date of approval by Board of Directors	Date of register	Date of Payment	Amount	Amount per Share (Pre-Tax)	Amount	Amount per Share (Pre-Tax)	Total Amount
1 st payment of interest on capital	05.07.2018	05.21.2018	05.29.2018	103	0.01	78	0.01	181
2 nd payment of interest on capital	08.02.2018	08.13.2018	—	99	0.01	74	0.01	173

				202		152		354

22.	Sales revenues

	2018		2017
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Diesel	7,055	13,289	5,948	12,055
Diesel subsidy	149	149	—	—
Automotive gasoline	4,150	8,253	4,050	8,418
Jet fuel	902	1,841	708	1,484
Liquefied petroleum gas	1,120	2,276	911	1,748
Naphtha	543	1,115	582	1,422
Fuel oil (including bunker fuel)	244	551	273	588
Other oil products	998	2,033	912	1,788

Subtotal oil products	15,161	29,507	13,384	27,503

Natural gas	1,326	2,615	1,279	2,357
Ethanol, nitrogen products and renewables	459	987	874	1,773
Breakage	130	362	—	—
Electricity	521	875	744	1,242
Services and others	172	478	208	426

Domestic market	17,769	34,824	16,489	33,301

Exports	3,981	8,152	3,067	6,748
Sales abroad (*)	1,657	3,389	1,267	2,511

Foreign market	5,638	11,541	4,334	9,259

Sales revenues (**)	23,407	46,365	20,823	42,560

(*)	Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**)	Sales revenues by business segment are set out in note 27.

In the first half of 2018 and 2017, there was no customer whose sales revenues totaled 10% or more of the Company’s sales revenues.

As set out in note 17.2, the revenue recognition of the diesel subsidy occurs when the diesel is sold and delivered to distributors.

The impacts of the adoption of IFRS 15 in the first half of 2018 are presented in note 4.

23.	Other income and expenses

	2018		2017
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Gains / (losses) related to legal, administrative and arbitration proceedings (*)	(454)	(846)	29	(370)
Pension and medical benefits—retirees	(375)	(792)	(476)	(963)
Gains/(losses) with Commodities Derivatives	(347)	(564)	—	—
Gains / (losses) on disposal/write-offs of assets (**)	(316)	689	1,805	1,766
Unscheduled stoppages and pre-operating expenses	(277)	(516)	(381)	(813)
Profit sharing	(180)	(319)	(5)	(93)
Institutional relations and cultural projects	(48)	(83)	(45)	(96)
Operating expenses with thermoelectric power plants	(25)	(50)	(26)	(50)
Health, safety and environment	(16)	(41)	(18)	(31)
Allowance for impairment of other receivables	(16)	(23)	(389)	(424)
Voluntary Separation Incentive Plan—PIDV	3	(4)	123	210
Government grants	17	41	40	40
Ship/Take or Pay agreements	18	22	299	299
Impairment	49	31	(71)	(64)
Expenses/Reimbursements from E&P partnership operations	79	135	116	208
Reclassification of cumulative translation adjustments—CTA	—	—	—	(37)
Amounts recovered from Lava Jato investigation	—	1	28	28
Gain on remeasurement of investment retained with loss of control	—	—	217	217
Others	94	133	(18)	162

Total	(1,794)	(2,186)	1,228	(11)

(*)	In 2018, it includes foreign exchange losses relating to the Class Action Settlement provision, in the amount of US$ 441, as set out in note 28.4.1.
(**)	In 2018, it primarily comprises gains with divestments, as set out in note 9. In 2017, it includes returned areas and cancelled projects, as well as the divestment in NTS.

24.	Costs and Expenses by nature

	2018		2017
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Raw material and products for resale	(5,226)	(9,683)	(4,807)	(8,818)
Materials, third-party services, freight, rent and other related costs	(5,203)	(10,294)	(4,552)	(8,315)
Depreciation, depletion and amortization	(3,041)	(6,450)	(3,227)	(6,650)
Employee compensation	(2,141)	(4,370)	(2,055)	(4,520)
Production taxes	(3,032)	(5,494)	(1,725)	(3,739)
(Losses) /Gains on legal, administrative and arbitration proceedings	(454)	(846)	29	(370)
Unscheduled stoppages and pre-operating expenses	(277)	(516)	(381)	(813)
Gains/(losses) with Commodities Derivatives	(347)	(564)	—	—
Other taxes (*)	(100)	(248)	(954)	(1,046)
Allowance for expected credit losses	(288)	(425)	(455)	(453)
Institutional relations and cultural projects	(48)	(83)	(45)	(96)
Health, safety and environment	(16)	(41)	(18)	(31)
Impairment (losses)/reversals	49	31	(71)	(64)
Exploration expenditures written off (includes dry wells and signature bonuses)	(57)	(65)	(93)	(101)
Reclassification of cumulative translation adjustment	—	—	—	(37)
Gain on remeasurement of investment retained with loss of control	—	—	217	217
Amounts recovered from Lava Jato investigation	—	1	28	28
Changes in inventories	1,712	2,107	139	(322)
Gains and losses on disposal/write-offs of assets (**)	(316)	689	1,805	1,766

Total	(18,785)	(36,251)	(16,165)	(33,364)

In the Statement of income
Cost of sales	(14,636)	(29,340)	(14,181)	(28,355)
Selling expenses	(1,317)	(2,590)	(1,209)	(1,969)
General and administrative expenses	(612)	(1,272)	(691)	(1,424)
Other taxes (*)	(100)	(248)	(954)	(1,046)
Exploration costs	(162)	(298)	(187)	(281)
Research and development expenses	(164)	(317)	(171)	(278)
Other income and expenses	(1,794)	(2,186)	1,228	(11)

Total	(18,785)	(36,251)	(16,165)	(33,364)

(*)	In 2017, it includes the impact of tax settlement programs in the amount of US$ 883.
(**)	In 2018, it includes gains with divestments, as set out in note 9.1. In 2017, it includes returned areas and cancelled projects, as well as the divestment in NTS.

25.	Net finance income (expense)

	2018		2017
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Debt interest and charges	(1,595)	(3,611)	(1,819)	(3,931)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(504)	(1,503)	(1,168)	(2,151)
Income from investments and marketable securities (Government Bonds)	147	286	141	275

Financial result on net debt	(1,952)	(4,828)	(2,846)	(5,807)

Capitalized borrowing costs	491	988	481	968
Gains (losses) on derivatives	(175)	(67)	53	87
Interest income from marketable securities	(4)	2	2	2
Unwinding of discount on the provision for decommissioning costs	(166)	(349)	(189)	(381)
Other finance expenses and income, net (**)	918	1,011	(461)	(406)
Other foreign exchange gains (losses) and indexation charges, net	154	274	213	325

Net finance income (expenses)	(734)	(2,969)	(2,747)	(5,212)

Income	1,275	1,614	326	623
Expenses	(1,483)	(3,287)	(2,135)	(4,025)
Foreign exchange gains (losses) and indexation charges	(526)	(1,296)	(938)	(1,810)

Total	(734)	(2,969)	(2,747)	(5,212)

(*)	Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)	It includes US$ 580 related to electricity sector as described in note 7.4.

26.	Supplemental information on statement of cash flows

	Jan-Jun/2018	Jan-Jun/2017
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	445	483
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	42	52
Provision/(reversals) for decommissioning costs	24	30
Use of deferred tax and judicial deposit for the payment of contingency	8	306

27.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Consolidated assets by operating segment-06.30.2018
Current assets	3,900	12,357	1,504	54	2,598	21,769	(4,769)	37,413
Non-current assets	124,664	32,995	13,997	115	2,579	8,927	(169)	183,108

Long-term receivables	7,477	3,006	1,558	3	856	8,114	(129)	20,885
Investments	1,190	1,209	744	38	—	6	—	3,187
Property, plant and equipment	114,718	28,608	11,454	74	1,530	688	(40)	157,032
Operating assets	82,712	24,985	9,032	70	1,329	444	(40)	118,532
Under construction	32,006	3,623	2,422	4	201	244	—	38,500
Intangible assets	1,279	172	241	—	193	119	—	2,004

Total Assets	128,564	45,352	15,501	169	5,177	30,696	(4,938)	220,521

Consolidated assets by operating segment-12.31.2017
Current assets	7,575	12,670	1,811	64	2,961	27,472	(5,422)	47,131
Non-current assets	137,044	38,396	16,744	126	3,160	9,274	(509)	204,235

Long-term receivables	7,619	3,330	2,395	4	1,074	7,489	(461)	21,450
Investments	1,429	1,492	830	33	5	6	—	3,795
Property, plant and equipment	126,487	33,400	13,231	89	1,862	1,629	(48)	176,650
Operating assets	91,386	29,217	10,580	85	1,603	1,306	(48)	134,129
Under construction	35,101	4,183	2,651	4	259	323	—	42,521
Intangible assets	1,509	174	288	—	219	150	—	2,340

Total Assets	144,619	51,066	18,555	190	6,121	36,746	(5,931)	251,366

Consolidated Statement of Income by operating segment
	Apr-Jun/2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	13,383	18,147	2,883	60	6,843	—	(17,909)	23,407

Intersegments	12,859	4,075	833	56	86	—	(17,909)	—
Third parties	524	14,072	2,050	4	6,757	—	—	23,407
Cost of sales	(7,601)	(15,603)	(2,119)	(55)	(6,462)	—	17,204	(14,636)

Gross profit (loss)	5,782	2,544	764	5	381	—	(705)	8,771
Income (expenses)	(915)	(541)	(595)	(5)	(305)	(1,778)	(10)	(4,149)
Selling	(19)	(410)	(512)	(1)	(223)	(146)	(6)	(1,317)
General and administrative	(59)	(94)	(31)	(5)	(58)	(364)	(1)	(612)
Exploration costs	(162)	—	—	—	—	—	—	(162)
Research and development	(117)	(2)	(6)	—	—	(39)	—	(164)
Other taxes	(9)	(35)	(14)	(1)	(4)	(37)	—	(100)
Other income and expenses	(549)	—	(32)	2	(20)	(1,192)	(3)	(1,794)

Net income / (loss) before financial results and income taxes	4,867	2,003	169	—	76	(1,778)	(715)	4,622
Net finance income (expenses)	—	—	—	—	—	(734)	—	(734)
Results in equity-accounted investments	3	85	4	(7)	—	1	—	86

Net income / (loss) before income taxes	4,870	2,088	173	(7)	76	(2,511)	(715)	3,974
Income taxes	(1,652)	(682)	(58)	—	(26)	889	243	(1,286)

Net income (loss) for the period	3,218	1,406	115	(7)	50	(1,622)	(472)	2,688

Net income (loss) attributable to:
Shareholders of Petrobras	3,219	1,456	74	(7)	35	(1,511)	(472)	2,794
Non-controlling interests	(1)	(50)	41	—	15	(111)	—	(106)

Net income (loss) for the period	3,218	1,406	115	(7)	50	(1,622)	(472)	2,688

Consolidated Statement of Income by operating segment
	Jan-Jun/2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	25,933	35,207	5,719	128	14,063	—	(34,685)	46,365

Intersegments	24,888	7,813	1,683	118	183	—	(34,685)	—
Third parties	1,045	27,394	4,036	10	13,880	—	—	46,365
Cost of sales	(15,030)	(30,759)	(3,917)	(119)	(13,197)	—	33,682	(29,340)

Gross profit (loss)	10,903	4,448	1,802	9	866	—	(1,003)	17,025
Income (expenses)	(652)	(1,272)	(1,389)	(11)	(623)	(2,944)	(20)	(6,911)
Selling	(41)	(855)	(1,078)	(1)	(456)	(145)	(14)	(2,590)
General and administrative	(134)	(200)	(69)	(10)	(120)	(738)	(1)	(1,272)
Exploration costs	(298)	—	—	—	—	—	—	(298)
Research and development	(221)	(5)	(10)	—	—	(81)	—	(317)
Other taxes	(59)	(60)	(25)	(2)	(11)	(91)	—	(248)
Other income and expenses	101	(152)	(207)	2	(36)	(1,889)	(5)	(2,186)

Net income / (loss) before financial results and income taxes	10,251	3,176	413	(2)	243	(2,944)	(1,023)	10,114
Net finance income (expenses)	—	—	—	—	—	(2,969)	—	(2,969)
Results in equity-accounted investments	3	222	27	(9)	—	1	—	244

Net income / (loss) before income taxes	10,254	3,398	440	(11)	243	(5,912)	(1,023)	7,389
Income taxes	(3,482)	(1,081)	(141)	1	(83)	1,933	348	(2,505)

Net income (loss) for the period	6,772	2,317	299	(10)	160	(3,979)	(675)	4,884

Net income (loss) attributable to:
Shareholders of Petrobras	6,775	2,399	222	(10)	118	(3,890)	(675)	4,939
Non-controlling interests	(3)	(82)	77	—	42	(89)	—	(55)

Net income (loss) for the period	6,772	2,317	299	(10)	160	(3,979)	(675)	4,884

Consolidated Statement of Income by operating segment
	Apr-Jun/2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	9,887	15,944	2,881	47	6,317	—	(14,253)	20,823

Intersegments	9,535	3,835	735	45	103	—	(14,253)	—
Third parties	352	12,109	2,146	2	6,214	—	—	20,823
Cost of sales	(6,638)	(13,881)	(2,091)	(51)	(5,906)	—	14,386	(14,181)

Gross profit (loss)	3,249	2,063	790	(4)	411	—	133	6,642
Income (expenses)	(1,031)	(620)	1,382	(5)	(301)	(1,425)	16	(1,984)
Selling	(34)	(401)	(545)	—	(251)	4	18	(1,209)
General and administrative	(74)	(111)	(36)	(6)	(67)	(397)	—	(691)
Exploration costs	(187)	—	—	—	—	—	—	(187)
Research and development	(117)	(3)	(7)	—	—	(44)	—	(171)
Other taxes	(21)	(17)	(192)	(1)	(6)	(717)	—	(954)
Other income and expenses	(598)	(88)	2,162	2	23	(271)	(2)	1,228

Net income / (loss) before financial results and income taxes	2,218	1,443	2,172	(9)	110	(1,425)	149	4,658
Net finance income (expenses)	—	—	—	—	—	(2,747)	—	(2,747)
Results in equity-accounted investments	35	131	27	(2)	—	—	—	191

Net income / (loss) before income taxes	2,253	1,574	2,199	(11)	110	(4,172)	149	2,102
Income taxes	(755)	(490)	(738)	3	(38)	55	(51)	(2,014)

Net income (loss) for the period	1,498	1,084	1,461	(8)	72	(4,117)	98	88

Net income (loss) attributable to:
Shareholders of Petrobras	1,512	1,079	1,431	(8)	72	(4,088)	98	96
Non-controlling interests	(14)	5	30	—	—	(29)	—	(8)

Net income (loss) for the period	1,498	1,084	1,461	(8)	72	(4,117)	98	88

Consolidated Statement of Income by operating segment
	Jan-Jun/2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	20,459	33,091	5,330	99	12,966	—	(29,385)	42,560

Intersegments	19,751	7,893	1,439	95	207	—	(29,385)	—
Third parties	708	25,198	3,891	4	12,759	—	—	42,560
Cost of sales	(13,452)	(28,682)	(3,763)	(108)	(12,064)	—	29,714	(28,355)

Gross profit (loss)	7,007	4,409	1,567	(9)	902	—	329	14,205
Income (expenses)	(1,645)	(1,295)	1,100	(4)	(614)	(2,587)	36	(5,009)
Selling	(66)	(839)	(620)	(1)	(489)	6	40	(1,969)
General and administrative	(152)	(228)	(89)	(13)	(135)	(807)	—	(1,424)
Exploration costs	(281)	—	—	—	—	—	—	(281)
Research and development	(169)	(6)	(11)	—	—	(92)	—	(278)
Other taxes	(31)	(35)	(212)	(4)	(12)	(752)	—	(1,046)
Other income and expenses	(946)	(187)	2,032	14	22	(942)	(4)	(11)

Net income / (loss) before financial results and income taxes	5,362	3,114	2,667	(13)	288	(2,587)	365	9,196
Net finance income (expenses)	—	—	—	—	—	(5,212)	—	(5,212)
Results in equity-accounted investments	46	304	55	(19)	—	—	—	386

Net income / (loss) before income taxes	5,408	3,418	2,722	(32)	288	(7,799)	365	4,370
Income taxes	(1,824)	(1,058)	(906)	4	(98)	1,255	(124)	(2,751)

Net income (loss) for the period	3,584	2,360	1,816	(28)	190	(6,544)	241	1,619

Net income (loss) attributable to:
Shareholders of Petrobras	3,579	2,370	1,756	(28)	190	(6,595)	241	1,513
Non-controlling interests	5	(10)	60	—	—	51	—	106

Net income (loss) for the period	3,584	2,360	1,816	(28)	190	(6,544)	241	1,619

28.	Provisions for legal proceedings

28.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee’s position and work schedule (Remuneração Mínima por Nível e Regime—RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) agreement to settle the Consolidated Securities Class Action before the United States District Court for the Southern District of New York; (ii) collection of royalties over the shale extraction; (iii) non-compliance with contractual terms relating to oil platform construction; (iv) compensation relating to an easement over a property; (v) collection of production taxes over natural gas production; (vi) penalties applied by ANP relating to measurement systems and (vii) claim for compensation.

Provisions for legal proceedings are set out as follows:

	06.30.2018	12.31.2017
Current and Non-current liabilities
Civil claims	4,289	4,342
Labor claims	1,156	1,364
Tax claims	1,136	1,229
Environmental claims	103	91

Total	6,684	7,026

Current liabilities	3,215	2,256
Non-current liabilities	3,469	4,770

	Jan-Jun/2018	Jan-Dec/2017
Opening Balance	7,026	3,391
Additions, net of reversals (*)	307	3,937
Use of provision	(250)	(454)
Accruals and charges (*)	572	285
Others	94	—
Cumulative translation adjustment	(1,065)	(133)

Closing Balance	6,684	7,026

(*)	For the first half of 2017, additions to provision and accruals and charges amounted to US$ 183 and US$ 183, respectively.

In preparing its unaudited consolidated interim financial statements for the period ended June 30, 2018, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main additions to the provision for legal proceedings in first half of 2018 were primarily attributable to unfavorable court rulings that changed the probabilities of outflows of resources relating to certain claims to probable, as well as changes in the assessment of civil claim for compensation. These additions were partially offset by reversal of provisions relating to the class action requiring a review of the RMNR following a favorable decision of the Brazilian Supreme Court, as set out in note 28.3.1. Indexation charges over the balance of provision also increased the balance of the provision at June 30, 2018, and the use of funds for amounts previously provisioned mainly relates to withholding income tax disbursed on the first installment of the class action settlement as shown in note 28.4.1.

28.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	06.30.2018	12.31.2017
Non-current assets
Tax	3,757	3,302
Civil	800	891
Labor	1,128	1,209
Environmental	157	176
Others	5	4

Total	5,847	5,582

	06.30.2018	12.31.2017
Opening Balance	5,582	3,999
Additions	1,080	1,601
Use	(69)	(138)
Accruals and charges	150	226
Others	27	—
Cumulative translation adjustment	(923)	(106)

Closing Balance	5,847	5,582

In the first half of 2018, the Company made judicial deposits in the amount of US$ 1,080 mainly resulting from an unfavorable decision issued by the Regional Federal Court of Rio de Janeiro (Tribunal Regional Federal – TRT/RJ) in October 2017, with respect to withholding income tax on remittances for payments of vessel charters occurred from 1999 to 2002, as well as judicial deposits related to tax claim alleging taxable income from foreign subsidiaries and associates located outside Brazil, as set out in note 28.3.

28.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interests. As of June 30, 2018, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature	06.30.2018	12.31.2017
Tax	34,160	39,137
Labor	7,912	7,202
Civil—General	9,321	9,621
Civil—Environmental	2,175	2,354

Total	53,568	58,314

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

	Estimate
Description of tax matters	06.30.2018	12.31.2017
Plaintiff: Secretariat of the Federal Revenue of Brazil

1)  Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: The legal argument about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company, and will continue to defend its opinion.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understand there is a possible likelihood of loss, since there are legal predictions in line with the understanding of the Company.

	11,404	13,041

2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This argument involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company.	3,479	3,988

3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,076	3,621

4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative and judicial levels.	1,340	1,541

5)  Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	584	672

6) Deduction from the basis of calculation of taxable income (income tax—IRPJ and social contribution—CSLL) of several expenses related to employee benefits.

Current status: The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited it to 20% of the payroll and compensation of key management participants in the plan. In 2017, after assessing the fundamentals of this court ruling, the Company considered as probable the likelihood of outflow of resources with respect to the portion of the deduction that exceeds the 20% limit, and as remote the portion within the 20% limit.

The other claims of this item, which have different legal basis, remain with their likelihood of loss as possible and are in different administrative and judicial stages.

	535	613

Plaintiff: State of São Paulo Finance Department

7)  Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	774	887

8) Charge of VAT (ICMS), as a result of the temporary admission being unauthorized, since the customs clearance regarding the import of the rig has been done in Rio de Janeiro instead of São Paulo.
Current status: This claim involves lawsuits in judicial stages.	660	761

Plaintiff: States of RJ, BA and AL Finance Departments
9) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,191	1,366

	Estimate
Description of tax matters	06.30.2018	12.31.2017
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

10)  Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their “respective coastal waters”.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,104	1,224

Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
11) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in administrative and judicial stages.	951	1,087

Plaintiff: States of RJ, AL, AM, PA, BA, GO, MA, SP and PE Finance Departments
12) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	924	1,029

Plaintiff: States of RJ, SP, ES, BA, PE, MG, RS, AL and SE Finance Departments
13) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	847	994

Plaintiff: States of PR, AM, BA, ES, PA, PE, SP and PB Finance Departments
14) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits at different administrative and judicial levels.	868	976

Plaintiff: States of SP, RS and SC Finance Departments
15) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	737	852

Plaintiff: States of SP, CE, PB, RJ, BA, PA and AL Finance Departments
16) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	505	578

Plaintiff: States of RJ, SP, SE and BA Finance Departments
17) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	456	513

Plaintiff: States of AM, BA, RS and RJ Finance Departments
18) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	390	448

Plaintiff: States of GO, PA, RJ, RR, SC, SP and TO.

19)  Charge of VAT (ICMS) on remittance and symbolic return of jet fuel to retail establishment which, in the understanding of the tax authority, should have retention and collection of the ICMS for the subsequent operations, since it is considered a remittance to a retail taxpayer established in the State.

Current status: This claim involves lawsuits in different administrative and judicial stages.	383	416

	Estimate
Description of tax matters	06.30.2018	12.31.2017
Plaintiff: State of Pernambuco Finance Department

20)  Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in judicial stages.	294	335

Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL, RN, SP and PR Finance Departments
21) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	302	284

22) Other tax matters	3,356	3,911

Total for tax matters	34,160	39,137

Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PE, PB, RN, CE, PI, PR and SC.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee’s position and work schedule (Remuneração Mínima por Nível e Regime—RMNR) is calculated.

Current status: The Superior Labor Court (Tribunal Superior do Trabalho—TST) denied the special appeal filed by the Company. Considering the arguments established at the trial session of the court, the Company adjusted the contingent liability according to its best estimate. The Company filed an injunction with the Superior Federal Court (Superior Tribunal Federal—STF) and obtained a favorable decision suspending all cases at national level, changing the likelihood of loss from probable to possible in some actions . The company awaits the release of the judgment to plan the next steps and considers that the decision of TST and the suspension at STF do not modify the assessment of the fundamentals of the case.

	5,619	4,516

Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF

2)  The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit of standby work per workday, as well as an 11-hour period for rest between workdays, subject to a daily fine.

Current status: Awaiting the Superior Labor Court to judge appeals filed by the plaintiff.	343	389

3) Other labor matters	1,950	2,297

Total for labor matters	7,912	7,202

Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis—ANP

1)  Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows:

a)  Lula and Cernanbi: the Company has made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the arbitration is stayed and currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down.

b)  Baúna and Piracicaba: the Court reassessed previous decision that disallowed judicial deposits, therefore the Company is currently depositing the controversial amounts. The arbitration is stayed.

c)  Tartaruga Verde and Mestiça: The Company has authorization to make the judicial deposits relating to these fields. The Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction on this claim and the arbitration is ongoing.

d)  Parque das Baleias complex: the Superior Court of Justice (STJ) ruled that is the Chamber of Arbitration which has the responsibility to determine if the claim should be arbitrated or not. The Judiciary stated decisions allowing the continuation of the arbitration. Therefore, the Chamber of Arbitration disallowed ANP to charge for special participation, establishing that Petrobras should provide collateral on the debt to be negotiated with ANP.

	2,596	2,633

2)  Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields. It also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: The claims involve lawsuits in different administrative and judicial stages. In December 2017, one claim relating to Lula field had the probability of loss considered as remote, following a favorable decision in administrative stage. In March 2018, the tax deficiency notice issued was finally cancelled, nulling the possibility of loss.	1,548	1,635

Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.

Current status: the lawsuit brought by EIG and its affiliates alleges that the Company has committed fraud by inducing the claimants to invest in “Sete” through communications that would have omitted an alleged corruption scheme involving Petrobras and “Sete” . The U.S. District Court for the District of Columbia upheld in part Petrobras’ preliminary defense (motion to dismiss). Petrobras appealed from the part of the court decision with respect to which Petrobras’ preliminary defense was denied. On January 19, 2018, oral argument on the appeal was held before the U.S. Court of Appeals for the District of Columbia Circuit. On July 3, 2018, a panel of the Court of Appeals rendered a decision, by a majority, rejecting Petrobras’ appeal. This ruling did not discuss the merits of EIG’s allegations and examined only whether the US had jurisdiction over the case. On August 2, 2018, Petrobras filed a petition for panel rehearing or rehearing en banc related to that decision.

	1,966	2,127

Plaintiff: Vantage Deepwater Company and Vantage Deepwater Drilling Inc.
4) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.

Current status: An unfavorable decision was rendered on July 7, 2018. The Arbitral Tribunal formed by three arbitrators decided by a majority vote that Vantage is entitled to receive US$ 622 million in compensation for early termination of the contract related to the drilling service provided by the Titanium Explorer drilling rig, and for services already billed. Petrobras will challenge the arbitral award, arguing that it has been denied the fundamental safeguards of impartiality and due process, as expressed by the dissenting arbitrator. Therefore, the Company understands that the likelihood of loss remains possible, thus no provision was recognized for the moment.

	647	400

5) Other civil matters	2,564	2,826

Total for civil matters	9,321	9,621

	Estimate
Description of environmental matters	06.30.2018	12.31.2017

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR—Associação de Defesa do Meio Ambiente de Araucária, IAP—Instituto Ambiental do Paraná and IBAMA—Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1)  Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff. However, both parties (the plaintiff and the Company) filed an appeal.	860	942

Plaintiff: Instituto Brasileiro de Meio Ambiente—IBAMA and Ministério Público Federal

2)  Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	384	444

3) Other environmental matters	931	968

Total for environmental matters	2,175	2,354

28.4.	Class action and related proceedings

28.4.1.	Class action and related proceedings in the USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company, Petrobras International Finance Company S.A. (“PifCo”), Petrobras Global Finance B.V. (“PGF,” and collectively with the Company and PifCo, the “Petrobras Defendants”), certain underwriters of debt securities (the “Underwriter Defendants”), among other defendants (the “Defendants”), in the United States District Court for the Southern District of New York (“SDNY” or the “District Court”). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action” or “Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015.

In sum and substance, the complaints in the Consolidated Securities Class Action asserted claims under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Securities Act of 1933, as amended (the “Securities Act”), alleging that in the Company’s press releases, filings with the U.S. Securities and Exchange Commission (the “SEC”) and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

In addition to the Consolidated Securities Class Action, 33 lawsuits were filed by individual investors before the same judge in the SDNY, and one was filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Individual Actions”), consisting of allegations similar to those in the Consolidated Securities Class Action.

Between August 2015 and December 2015, the Company and certain other defendants made motions to dismiss the complaints and amended complaints in the Consolidated Securities Class Action and certain of the Individual Actions. Certain, but not all, of the claims were definitively dismissed and others were dismissed but with leave to re-plead. Thus, the actions continued against the Company and other defendants with respect to certain claims. Following the motion to dismiss stage, the complaint that was then considered operative for the subsequent proceedings in the Class Action was the fourth consolidated amended complaint (“FAC”) filed on November 30, 2015 by plaintiff USS, Employees’ Retirement System of the State of Hawaii (“Hawaii”), North Carolina Department of State Treasurer (“North Carolina”) (collectively, “Class Plaintiffs”), and one other plaintiff whose claims were later dismissed.

The judge scheduled a consolidated trial for the Class Action and the Individual Actions to begin on September 19, 2016, except that the judge ordered that any Individual Actions filed in the SDNY after December 31, 2015 would be stayed in all respects until after the completion of the trial. Six of the Individual Actions have been stayed as a result of this order.

On February 2, 2016, the judge granted Class Plaintiffs’ motion for class certification, certifying a class under the Securities Act represented by Hawaii and North Carolina (the “Securities Act Class”) and a class under the Exchange Act represented by USS (the “Exchange Act Class”). The Securities Act Class was defined, in relevant part, as all purchasers who purchased or otherwise acquired debt securities issued by Petrobras, PifCo, and/or PGF, in domestic transactions, directly in, pursuant and/or traceable to public offerings on May 15, 2013 and March 11, 2014, and were damaged thereby. The Exchange Act Class was defined, in relevant part, as all purchasers who, between January 22, 2010 and July 28, 2015, purchased or otherwise acquired Petrobras securities, including debt securities issued by PifCo and/or PGF on the New York Stock Exchange or pursuant to other domestic transactions, and were damaged thereby.

On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted the Petrobras Defendants’ (and other defendants’) motion requesting interlocutory appellate review of the District Court’s class certification of the Class Action. The Petrobras Defendants (and other defendants) moved in District Court for a stay of all District Court proceedings, which the district judge denied on June 24, 2016 and, on June 27, 2016, the parties filed motions for summary judgment. The Petrobras Defendants (and other defendants)then moved in the Second Circuit for a stay of all District Court proceedings. On August 2, 2016, the Second Circuit granted the motion to stay all District Court proceedings during the pendency of the appeal.

Between on or about October 21, 2016 and September 13, 2017, Petrobras’ board of directors approved agreements to settle 21 of the Individual Actions (the “Settled Individual Actions”), leaving 13 remaining pending Individual Actions (six of which had been stayed since filed) (the “Pending Individual Actions”). The terms of the settlements for the Settled Individual Actions are confidential and Petrobras denies all allegations of wrongdoing. The settlements are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

Based on the settlements reached in the Settled Individual Actions and advanced stages of negotiations in certain other Pending Individual Actions, the Company charged US$ 448 to the statement of income as other income and expenses (US$ 76 in 2017 and US$ 372 in 2016).

On July 7, 2017, the Second Circuit vacated, in part, the class certification decision in the Class Action and remanded the case to the District Court for further proceedings.

The Second Circuit partially granted the appeal by the Petrobras Defendants (and other defendants), reversing some aspects of the District Court’s ruling and affirming others. Among other issues, the Second Circuit ruled that the district judge failed to consider whether the question of whether the transactions occurred in the United States could be determined through a common set of evidence, and whether, if not, common issues would predominate over individual ones. The effect of the Second Circuit’s decision was to vacate the classes certified by the District Court pending additional proceedings in the District Court on remand.

On July 21, 2017, the Petrobras Defendants (and other defendants) filed a request for panel rehearing or en banc rehearing with the Second Circuit regarding portions of the Second Circuit’s decision affirming the District Court’s order, which was denied on August 24, 2017.

On November 1, 2017, the Petrobras Defendants (and other defendants) filed a petition for writ of certiorari in the United States Supreme Court appealing the Second Circuit’s decision. On November 3, 2017, the Second Circuit granted the Company’s unopposed motion to stay the mandate, which was filed by Petrobras on August 30, 2017.

At the end of December 2017, the Company signed an agreement in principle to settle the Consolidated Securities Class Action, which was subject to court approval (the “Class Action Settlement”).

The Class Action Settlement was intended to resolve all pending and prospective claims by purchasers of Petrobras securities in the United States and by purchasers of Petrobras securities that are listed for trading or that clear or settle through the Depository Trust Company in the United States. Under the Class Action Agreement, the parties agreed to the certification, for settlement purposes only, of a new class defined as all persons who (i) during the time Period between January 22, 2010 and July 28, 2015, inclusive (the “Class Period”), purchased or otherwise acquired Petrobras Securities, including debt securities issued by PifCo and/or PGF, on the New York Stock Exchange or pursuant to other Covered Transactions; and/or (ii) purchased or otherwise acquired debt securities issued by Petrobras, PifCo, and/or PGF, in Covered Transactions, directly in, pursuant and/or traceable to a May 13, 2013 public offering registered in the United States and/or a March 10, 2014 public offering registered in the United States before Petrobras made available to its security holders an earnings statement covering a period of at least twelve months beginning after the effective date of the offerings (i.e. before August 11, 2014 in the case of the May 13, 2013 public offering and before May 15, 2015 in the case of the March 10, 2014 public offering).

Covered Transactions is defined to mean (i) any transaction in a Petrobras Security listed for trading on the New York Stock Exchange (“NYSE”); (ii) any transaction in a Petrobras Security that cleared or settled through the Depository Trust Company’s book-entry system; or (iii) any transaction in a Petrobras Security that otherwise qualifies as “domestic” under the Supreme Court’s decision in Morrison v. National Australia Bank, 561 U.S. 247 (2010). Excluded from the definition of Covered Transaction are purchases of any Petrobras Security on the Brazilian Stock Exchange (B3).

The Class Action Settlement eliminates the risk of an adverse judgment which, as Petrobras has previously reported, could have a material adverse effect on the Company and its financial situation, and puts an end to the uncertainties, burdens and costs of protracted litigation.

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 to resolve claims in two installments of US$ 983 and a further installment of US$ 984. Accordingly, the Company charged US$ 3,449 to its statement of income for the last quarter of 2017 as other income and expenses, taking into account the gross up of tax related to the Petrobras’s portion of the settlement. On March 1, 2018, Petrobras and PGF disbursed the first installment into an escrow account designated by the lead plaintiff and accounted for it as other current assets. The second installment was deposited on July 2, 2018, 10 days after the final approval of the Class Action Settlement. Foreign exchange losses on the provision amounted to US$ 441 at June 30, 2018 and were accounted for as other income and expenses. The third installment will be paid by January 15, 2019.

On January 16, 2018, United States Supreme Court granted a joint motion to defer consideration of Petrobras’ petition for a writ of certiorari, pending final approval of the Class Action Settlement.

The Class Action Settlement was submitted to the District Court for preliminary approval. On February 23, 2018, the District Court held a hearing on preliminary approval of the settlement, and subsequently granted preliminary approval on February 28, 2018. Notice was provided to potential class members who had the opportunity to opt out or not of the settlement and raise any objections to the District Court.

After the notice and objection period, the District Court conducted a hearing on June 4, 2018 to determine whether to grant final approval of the Class Action Settlement and a decision was rendered on June 22, 2018, which granted final approval of the agreement and rejected the challenges raised by the objectors. Certain objectors have appealed the District Court’s final approval decision. In the event that a higher court annuls the agreement, or if the agreement does not become final for other reasons, the Company will return to its position prior to the Class Action Settlement and, depending on the outcome of the subsequent litigation, the Company might be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

Individuals are seeking measures against Petrobras in Brazil to annul and/or suspend the Class Action Settlement. No adverse action has been taken to date against the settlement.

With respect to the thirteen outstanding Individual Actions, only two plaintiffs exercised the option of being excluded from the Collective Action Agreement. The actions of the two plaintiffs who chose not to join the Class Action will continue.

The remaining Pending Individual Actions involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, and analysis by retained experts. Except as set forth above, the Company is unable to make a reliable estimate of eventual loss, if any, arising from Pending Individual Actions that did opt out of the Class Action Agreement.

The Company intends to defend these actions vigorously.

28.4.2.	Class action in the Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato investigation and to purported false and misleading financial information released by the Company.

Petrobras, PGF, PIBBV and PO&G filed their first response to the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies and requesting a hearing to discuss some aspects of the case.

On August 23, 2017, a hearing was held at the District Court in Rotterdam to establish the timeframe for proceedings. Petrobras (and other defendants) presented preliminary defenses on November 29, 2017 and the Foundation presented its response on March 28, 2018. On June 28, 2018, a hearing was held for the parties to present oral arguments. The Court informed that will issue judgment—which can either be an interim or a final judgment—on these preliminary issues on September 19, 2018. If the case is not dismissed or stayed by that judgment, the parties and the court will discuss the further course of the proceedings on the basis of a skeleton of Petrobras’ defense by the end of 2018.

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs’ attorney, the applicable rules to this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, it is not possible to determine if the Company will be responsible for the payment of compensation as a result of this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such claims are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava-Jato investigation and aims to present and prove this condition before the Netherlands Authorities.

The uncertainties inherent in all such matters do not enable the Company to identify possible risks related to this action. Compensation for the alleged damages will only be determined by court rulings on complaints to be filed by individual investors, unless agreements to settle Opt-out Claims occur. The Foundation is not able to demand compensation for damages.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves vigorously.

28.4.3.	Other Related Investor Claims

Petrobras is also currently a party to arbitration and judicial proceedings in Brazil, all of which are currently in their initial stages. In each case, the proceedings were brought by investors that purchased Petrobras’ shares traded in Brazilian Stock Exchange (B3), alleging damages caused by facts uncovered in the Lava Jato Operation.

29.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis—ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,938 of which US$ 835 were still in force as of June 30, 2018, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 702 and bank guarantees of US$ 133.

30.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of June 30, 2018, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value				Fair value Asset Position (Liability)		Maturity
	06.30.2018		12.31.2017		06.30.2018	12.31.2017
Derivatives not designated for hedge accounting
Future contracts—total (*)		(6,227)		(15,561)	(35)	(98)

Long position/Crude oil and oil products		45,212		43,862	—	—	2018
Short position/Crude oil and oil products		(51,439)		(59,423)	—	—	2018
OTC Options(*)
Put/Crude oil and oil products		128,000		—	4	—	2018
Forward contracts—total
Long position/Foreign currency forwards (BRL/USD) (**)	US$	62	US$	55	1	0.3	2018
Short position/Foreign currency forwards (BRL/USD) (**)	US$	89	US$	78	(4)	(0.3)	2018
Long position/Foreign currency forwards (EUR/USD) (**)		EUR 2.700		—	(2)	—	2019
Swap
Foreign currency / Cross-currency Swap (**)		GBP 700		GBP 700	97	92	2026
Foreign currency / Cross-currency Swap (**)		GBP 600		GBP 600	(21)	13	2034

Total recognized in the Statement of Financial Position					40	7

(*)	Notional value in thousands of bbl.
(**)	Amounts in US$, GBP and EUR are presented in million.

	Gains/ (losses) recognized in the statement of income (*)				Gains/(losses) recognized in the Shareholders’ Equity (**)
	2018		2017		2018		2017
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Commodity derivatives	(348)	(564)	44	80	—	—	—	—
Foreign currency derivatives	(175)	(67)	10	10	—	—	—	—
Interest rate derivatives	—	—	(1)	(3)	—	—	—	1

	(523)	(631)	53	87	—	—	—	1
Cash flow hedge on exports (***)	(789)	(1,609)	(737)	(1,511)	(7,695)	(7,213)	(1,669)	841

Total	(1,312)	(2,240)	(684)	(1,424)	(7,695)	(7,213)	(1,669)	842

(*)	Amounts recognized in finance income in the period.
(**)	Amounts recognized as other comprehensive income in the period.
(***)	Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

	Guarantees given as collateral
	06.30.2018	12.31.2017
Commodity derivatives	72	205
Foreign currency derivatives	(190)	(50)

Total	(118)	155

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2018 is set out following:

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products—price changes	—	(133)	(265)
Forward contracts	Foreign currency—depreciation BRL x USD	(0.3)	6	13
Options OTC	Crude oil and oil products—price changes	—	(4)	(4)

		(0.3)	(131)	(256)

(*)

The probable scenario was computed based on the following risks: oil and oil products prices: fair value on June 30, 2018 / R$ x U.S. Dollar—a 1.4% appreciation of the Real.Source: Focus and Bloomberg. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

30.1.	Risk management of crude oil and oil products prices

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. However, derivatives may be used in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met.

Accordingly, Petrobras executed a hedge strategy for part of its oil production foreseen for 2018. The transaction was carried out during February and March, in a volume equivalent to 128 million barrels of oil. Over-the-Counter Put Options (OTC Put Options) were purchased with an average cost of US$ 3.48 per barrel and an average strike price of US $ 65 / barrel . These options will expire at the end of 2018.

This transaction aims to hedge a portion of the cash flow from operating activities for 2018, guaranteeing a minimum price level for the volume under this transaction without limiting the sales price if the average Brent price in the year exceeds the reference value, thereby protecting the Company in case of oil prices downturn while enabling to take advantage of higher prices. The goal is to reduce negative impacts on the Company’s cash generation in the most adverse price scenarios, increasing the confidence on the strategy of reducing its leverage.

On June 30, 2018, the Company accounted for a US$ 402 loss as other income and expenses within corporate business segments, US$ 152 and US$ 250 in the first and second quarters, respectively, due to a decrease in the fair value of these put options driven by the increase in the commodity price in the international market.

30.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions encompassing the business of the Company.

Changes in the Real/U.S. dollar spot rate, as well as foreign exchange variation of the Real against other foreign currencies, may affect net income and the statement of financial position due to the exposures in foreign currencies, such as:

•	High probable future transactions;

•	Monetary items; and

•	Firm commitments.

The Company seeks to mitigate the effect of potential variations in the Real/U.S. dollar spot rates mainly raising funds denominated in US dollars, aiming at reducing the net exposure between obligations and receipts in this currency, representing a form of structural protection that takes into account criteria of liquidity and cost competitiveness.

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the US dollar debt portfolio taking into account changes in such portfolio over time.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Foreign exchange gains and losses on proportions of cash flows from debt obligations (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by debts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that the highly probable future exports for each month and the proportions of cash flows from debt obligations, hedged in individual hedging relationship, an equal in US dollar in nominal amount. Only a portion of the Company’s forecast exports are considered highly probable.

The Company’s future exports are exposed to the risk of variation in the Brazilian Real/U.S. dollar spot rate, which is offset by the converse exposure to the same type of risk with respect to its debt denominated in US dollar.

The hedge relationships are assessed on a monthly basis and they may cease and may be re-designated in order reach the risk management strategy.

Whenever a portion of future exports for a certain period, for which their foreign exchange gains and losses hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If future exports, for foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner in which the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designate for a new hedge relationship.

Ineffectiveness may occur as hedged items and hedge instruments have different maturity dates and due to discount rate used to determine their present value. Accordingly, the Company recognized a US$ 61 gain as foreign exchange gains (losses) due to ineffectiveness.

The carrying amounts, the fair value as of June 30, 2018, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.8558 exchange rate are set out below:

	Present value of hedging instrument notional value at 06.30.2018
Hedging Instrument	HedgedTransactions	Nature of theRisk	Maturity Date (US$ million)	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2018 to June 2028	58,631	226,068

Changes in the present value of hedging instrument notional value	US$	R$ million
Amounts designated as of December 31, 2017	58,400	193,189

Additional hedging relationships designated, designations revoked and hedging instruments re-designated	10,168	34,205
Exports affecting the statement of income	(3,000)	(10,081)
Principal repayments / amortization	(6,937)	(23,149)
Foreign exchange variation	—	31,904

Amounts designated as of June 30, 2018	58,631	226,068

Nominal value of of hedging instrument at June 30, 2018	66,880	257,875

The average ratio of future exports for which cash flow hedge accounting was designed to the highly probable future exports is 73.3%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2018 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2017	(17,119)	5,822	(11,297)

Recognized in shareholders’ equity	(543)	185	(358)
Reclassified to the statement of income—occurred exports	3,151	(1,071)	2,080
Reclassified to the statement of income—exports no longer expected or not occurred	3	(1)	2

Balance at December 31, 2017	(14,508)	4,935	(9,573)

Recognized in shareholders’ equity	(8,822)	2,999	(5,823)
Reclassified to the statement of income—occurred exports	1,609	(546)	1,063

Balance at June 30, 2018	(21,721)	7,388	(14,333)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP-2018-2022, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2018 is set out below:

	2018	2019	2020	2021	2022	2023	2024	2025 to 2027	Total
Expected realization	(2,557)	(4,451)	(3,913)	(3,727)	(4,067)	(2,401)	(1,242)	637	(21,721)

IFRS 9 is effective from January 1, 2018 and provides for new requirements for hedge accounting. See note 6 for additional information on impacts of this new accounting standard on the Company’s financial statements.

b)	Cross currency swap – Pounds Sterling x Dollar

In the first half of 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300. The Company does not expect to settle these swaps before their expiration dates.

c)	Non Deliverable Forward (NDF) – Euro x Dollar

In the second quarter of 2018 the Company, also through PGT, entered into non deliverable forwards with notional amount of Euro 2,700 million and maturing in 2019, in other to reduce its euro x dollar exposure raised by bonds issued. The Company does not intend to settle such derivatives before their expiration dates.

d)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 06.30.2018	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	5,088		(74)	1,272	2,544
Liabilities (**)	(64,348)	Dollar/Real	931	(16,087)	(32,174)
Cash flow hedge on exports	58,631		(849)	14,658	29,315

	(629)		8	(157)	(315)
Liabilities	(101)	Yen/Dollar	(1)	(25)	(51)

	(101)		(1)	(25)	(51)
Assets	4	Euro/Real	—	1	2
Liabilities	(7)		—	(2)	(4)

	(3)		—	(1)	(2)
Assets	4,161	Euro/Dollar	7	1,040	2,081
Liabilities	(6,877)		(12)	(1,719)	(3,439)
Non Deliverable Forward (NDF)	3,153		6	788	1,577

	437		1	109	219
Assets	1	Pound Sterling/Real	—	—	1
Liabilities	(20)		—	(5)	(10)

	(19)		—	(5)	(9)
Assets	3,042	Pound Sterling /Dollar	23	761	1,521
Liabilities	(4,611)		(35)	(1,153)	(2,305)
Derivative—cross currency swap	1,716		13	429	858

	147		1	37	74

Total	(168)		9	(42)	(84)

(*)

On June 30, 2018, the probable scenario was computed based on the following risks: R$ x U.S. Dollar—a 1.4% appreciation of the Real / Japanese Yen x U.S. Dollar—a 0.7% appreciation of the Japanese Yen/ Euro x U.S. Dollar: a 0.2% appreciation of the Euro / Pound Sterling x U.S. Dollar: a 0.8% appreciation of the Pound Sterling / Real x Euro—a 1.3% appreciation of the Real / Real x Pound Sterling—a 0.7% appreciation of the Real. Source: Focus and Bloomberg.

(**)	It includes the Class Action provision as set out note 28.4.

30.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

30.4.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks with low credit risk.

30.5.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in the average debt maturity, increase in funding sources from domestic and international markets, and developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the partnership and divestment program.

Company regularly evaluates market conditions, and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2018	2019	2020	2021	2022	2023 and thereafter	Balance at June 30, 2018	Balance at December 31, 2017
Principal	1,186	2,698	6,577	8,404	13,311	60,528	92,704	110,530
Interest	2,718	5,330	5,128	4,759	4,242	33,222	55,399	60,728

Total	3,904	8,028	11,705	13,163	17,553	93,750	148,103	171,258

31.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs are unobservable inputs for the asset or liability.

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	1,060	—	—	1,060
Commodity derivatives	—	4	—	4
Foreign currency derivatives	—	98	—	98

Balance at June 30, 2018	1,060	102	—	1,162

Balance at December 31, 2017	1,829	105	—	1,934

Liabilities
Foreign currency derivatives	—	(27)	—	(27)
Commodity derivatives	(35)	—	—	(35)

Balance at June 30, 2018	(35)	(27)	—	(62)

Balance at December 31, 2017	(98)	—	—	(98)

There are no material transfers between levels for the periods presented.

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates, is set out in note16.1.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

32.	Subsequent events

Leniency agreement with SBM

On July 26, 2018, the Company signed a leniency agreement with Ministry of Transparency and the General Federal Inspector’s Office (CGU), Brazilian Federal Attorney-General’s Office (AGU), SBM Offshore N.V. and SBM Holding Inc S.A. According to the agreement, the Company is entitled to receive US$ 142 in up to 90 days after its signing, in addition to a deduction of the nominal value of US$ 179 from future payments owed by the Company to SBM based on prevailing contracts.

33.	Information related to guaranteed securities issued by subsidiaries

33.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A.—Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer